Exhibit 2.1

EXECUTION VERSION

UNITEDHEALTH GROUP INCORPORATED

and

1031387 B.C. UNLIMITED LIABILITY COMPANY

and

CATAMARAN CORPORATION

ARRANGEMENT AGREEMENT

March 29, 2015

- ii -

SCHEDULES

SCHEDULES

Schedule A	PLAN OF ARRANGEMENT
Schedule B	ARRANGEMENT RESOLUTION
Schedule C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Schedule D	REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

- iii -

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of March 29, 2015,

AMONG:

UNITEDHEALTH GROUP INCORPORATED, a corporation incorporated under the laws of the State of Minnesota, USA

(the “Parent”)

- and -

1031387 B.C. UNLIMITED LIABILITY COMPANY, an unlimited liability company incorporated under the laws of the Province of British Columbia, Canada

(the “Purchaser”)

- and -

CATAMARAN CORPORATION, a corporation incorporated under the laws of Yukon, Canada

(the “Company”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide offer or proposal (whether written or oral) from any Person or group of Persons to effect: (i) the direct or indirect acquisition or purchase by any Person or group of Persons from the Company or any of its Subsidiaries of 20% or more of the consolidated assets of the Company and its Subsidiaries determined by the Board in its good faith judgment on a book-value or fair-market-value basis; (ii) the issuance by the Company to any Person or group of Persons of voting securities of the Company that immediately following such issuance equal 20% or more of the issued and outstanding voting power of the Company (including securities convertible into or exercisable or exchangeable for such securities or equity interests); (iii) any direct or indirect takeover bid, tender offer, exchange offer or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of voting securities of the Company (including securities convertible into or exercisable or exchangeable for such voting securities) of the Company; or (iv) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or winding up of the Company and its Subsidiaries which results in the Common Shareholders immediately prior to such transaction owning 80% or less of the issued and outstanding Common Shares (or the voting securities of the successor to the Company or ultimate parent company of the Company or its successor, as applicable).

“Action” means any action, cause of action, demand, litigation, suit, investigation, citation, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding whether civil, criminal, regulatory or otherwise, in law or in equity.

“Adverse Recommendation Change” has the meaning ascribed thereto in Section 5.1(1)(c).

“Affiliate” with respect to any Person, means any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person (for purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise).

“Agreement” means this Arrangement Agreement.

“Alternative Transaction Agreement” has the meaning ascribed thereto in Section 5.1(1)(d).

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Competition Act and all other United States or non-United States (including any state or provincial) antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the Corruption of Foreign Public Officials Act, S.C. 2002, c. 8 (Canada) and (iii) any other similar Law that prohibits corruption or bribery applicable to the Company, its Subsidiaries or any other Person acting on behalf of the Company or any of its Subsidiaries, including any director, officer, agent, employee or Affiliate of the Company or any of its Subsidiaries.

“Applicable Date” has the meaning ascribed thereto in Section (5)(a) of Schedule C.

“Arrangement” means an arrangement under Section 195 of the YBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Interim Order or Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by the Common Shareholders, substantially in the form set out in Schedule B, with such amendments or variations as the Court may direct in the Interim Order with the consent of the Company and the Purchaser, each acting reasonably.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the YBCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Assumed Plan” means the Catalyst Health Solutions, Inc. 2006 Stock Incentive Plan, as amended.

“Bankruptcy and Equity Exception” has the meaning ascribed thereto in Section (3)(a) of Schedule C.

“Board” means the board of directors of the Company, as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Bump Transactions” has the meaning ascribed thereto in Section 4.6(2).

“Burdensome Condition” means, in order to obtain any Required Regulatory Approval under Antitrust Laws, a requirement imposed by the applicable Governmental Entity on the Parent, the Company or any of their respective Subsidiaries or other Affiliates to take any Regulatory Efforts Steps with respect to the assets, businesses, rights, licenses, products or product lines of ORx, the Company or any of their respective Subsidiaries if such Regulatory Efforts Steps, individually or in the aggregate, would or would reasonably be expected to be materially adverse to the Company and its Subsidiaries (taken as a whole) or ORx and its Subsidiaries (taken as a whole, after giving effect to the Transactions); it being understood that the determination as to whether any Regulatory Efforts Steps would or would reasonably be expected to be so materially adverse shall at all times be measured by reference to the business, financial condition and results of operations of the Company and its Subsidiaries (taken as a whole) and shall take into account any loss of cost synergies reasonably forecasted by the management of the Parent to result from the Transactions.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which banks are required or authorized to close for business in New York, New York, Whitehorse, Yukon, or Toronto, Ontario.

“Capitalization Date” has the meaning ascribed thereto in Section (2)(a) of Schedule C.

“Certificate of Arrangement” means the certificate of amendment (by arrangement) giving effect to the Arrangement, issued by the Registrar pursuant to Subsection 195(11) of the YBCA after the Articles of Arrangement have been filed.

“Closing” has the meaning ascribed thereto in Section 2.9(3).

“Closing Date” has the meaning ascribed thereto in Section 2.9(3).

“Closing Date VWAP” means the average of the volume weighted averages of the trading prices of Parent Shares on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties, acting reasonably), on each of the five consecutive Trading Days ending on (and including) the Trading Day that is three Trading Days prior to the Closing Date.

“Code” means the U.S. Internal Revenue Code of 1986.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his designee.

“Common Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Catamaran Corporation, a corporation continued under the laws of Yukon, Canada.

“Company 401(k) Plan” has the meaning ascribed thereto in Section 2.7(5).

“Company Assets” means all of the assets, properties (real or personal), permits, rights, licenses, waivers, consents or other privileges (whether contractual or otherwise) of the Company and its Subsidiaries.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Contractors” means the independent contractors contracted by the Company and its Subsidiaries.

“Company Disclosure Letter” has the meaning ascribed thereto in Section 3.1(1).

“Company Employees” means the officers and employees of the Company and its Subsidiaries.

“Company Equity Award” means the Company Options and Company RSUs.

“Company Insurance Subsidiary” has the meaning ascribed thereto in Section (11)(f) of Schedule C.

“Company IP” has the meaning ascribed thereto in Section (18)(b) of Schedule C.

“Company Meeting” means the special meeting of Common Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Equity Incentive Plans.

“Company Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries and includes, but is not limited to, ERISA Plans, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Reports” has the meaning ascribed thereto in Section (5)(a) of Schedule C.

“Company RSUs” means the outstanding restricted stock units (including, but not limited to, performance-based restricted stock units) granted under the Equity Incentive Plans.

“Company Securityholders” means, collectively, the Common Shareholders, the holders of Company Options and the holders of Company RSUs.

“Company Subsidiary Insurance Policies” has the meaning ascribed thereto in Section (11)(g) of Schedule C.

“Company’s Knowledge” means the actual knowledge of the individuals set forth on Section 1.1 of the Company Disclosure Letter.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, with respect to the Arrangement, the following: (i) receipt by the Purchaser of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that he or she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act; or (ii)(a) the expiry of the waiting period under Subsection 123(1) of the Competition Act, the termination of the waiting period under Subsection 123(2) of the Competition Act or a waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act under paragraph 113(c) of the Competition Act and (b) the Commissioner of Competition shall have issued a No Action Letter which shall be in full force and effect.

“Competition Approvals” has the meaning ascribed thereto in Section (4)(a) of Schedule C.

“Competition Tribunal” means the Competition Tribunal established under Subsection 3(1) of the Competition Tribunal Act (Canada).

“Confidentiality Agreement” means the non-disclosure/confidentiality agreement dated November 17, 2014 between the Company, the Parent and Optum Global Solutions, Inc.

“Consideration” means an amount in cash per Common Share equal to $61.50.

“Continuation Period” has the meaning ascribed thereto in Section 2.7(1).

“Continuing Employees” has the meaning ascribed thereto in Section 2.7(1).

“Contract” means any binding agreement, arrangement, commitment, engagement, contract, franchise, license, lease, obligation, note, bond, mortgage, indenture, undertaking, joint venture or other similar legally binding obligation (written or oral).

“Copyrights” means rights in works of authorship (including such rights in Software, databases and other compilations of information), whether copyrightable or not, copyrights therein and thereto, and other similar exclusive exploitation rights and moral rights, and any registrations and applications for registration thereof, and all renewals, extensions, restorations and reversions thereof.

“Court” means the Supreme Court of Yukon, or other court as applicable.

“Covered Persons” has the meaning ascribed thereto in Section 8.6(1).

“D&O Insurance” has the meaning ascribed thereto in Section 4.8(3).

“Delisting Period” has the meaning ascribed thereto in Section 4.4.

“Depositary” means such Person as the Purchaser may appoint to act as depositary for the Common Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System maintained by the SEC.

“Effect” has the meaning ascribed thereto in the definition of “Material Adverse Effect”.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Encumbrance” has the meaning ascribed thereto in Section (14)(d) of Schedule C.

“Environmental Law” means any Law relating to: (i) the protection, investigation or restoration of the environment, health, safety, or natural resources; (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (iii) noise, odor, indoor air, wetlands, pollution, contamination or any injury to persons or property relating to any Hazardous Substance.

“Equity Award Conversion Ratio” has the meaning ascribed thereto in Section 2.8(1)(a)(ii).

“Equity Incentive Plans” means the LTIP and the Assumed Plan.

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“ESPP” means the Catamaran Corporation 2007 Employee Stock Purchase Plan, effective June 1, 2007, as amended.

“Existing Credit Facility” means the senior secured credit facility under that certain Credit Agreement, dated as of July 2, 2012 (as it may have been amended, restated, supplemented or otherwise modified from time to time), among the Company, the subsidiary guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

“Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of the date of the approval of the entry by the Company into this Agreement by the Board, and subject to the assumptions and limitations set forth therein, the Consideration to be received by the Common Shareholders is fair, to such holders from a financial point of view.

“Final Offering” has the meaning ascribed thereto in Section 2.8(2).

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisor” means Blackstone Advisory Partners L.P.

“GAAP” means generally accepted accounting principles in the United States, as applicable, at the relevant time, applied on a consistent basis.

“Government Contract” means any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).

“Government Official” includes (i) any employee, official or agent of any Governmental Entity; (ii) any person who holds a legislative, administrative or judicial position with any Governmental Entity; or (iii) any official of a political party or candidate for public office.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor-in-counsel, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Hazardous Substance” means any hazardous substances, hazardous wastes, hazardous materials, extremely hazardous substances, toxic substances, pollutants, contaminants or similar substances listed, classified or regulated pursuant to any Environmental Law, including any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, greenhouse gas, radioactive material or radon.

“Health Care Laws” has the meaning ascribed thereto in Section (11)(a) of Schedule C.

“Health Care Regulatory Approvals” has the meaning ascribed thereto in Section (4)(a) of Schedule C.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“ICA” means the Investment Canada Act.

“ICA Approval” means the responsible Minister under the ICA (the “Minister of Industry”) having sent a notice to the Parent or the Purchaser stating that the Minister of Industry is satisfied that the Arrangement is likely to be of net benefit to Canada, or the Minister of Industry having been deemed in accordance with the ICA to be satisfied that the Arrangement is likely to be of net benefit to Canada.

“Indemnified Persons” has the meaning ascribed thereto in Section 4.8(1).

“Information Technology” means computers, Software, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Insurance Policies” has the meaning ascribed thereto in Section (19) of Schedule C.

“Intellectual Property Contract” means any material Contract: (i) under which the Company or any of its Subsidiaries, as applicable, receives a license for any Intellectual Property Right of any third Person, other than any Contract granting a license or access to Software or services that are generally commercially available; or (ii) under which the Company or any of its Subsidiaries, as applicable, has licensed to any third Person any Intellectual Property Right (except for non-exclusive licenses granted to any customer, vendor, subcontractor or service provider in the Ordinary Course).

“Intellectual Property Rights” means: (i) Patents; (ii) Trademarks; (iii) Copyrights; (iv) Trade Secrets; and (v) all other intellectual property rights.

“Interim Order” means the interim order of the Court pursuant to Section 195(4) of the YBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Intervening Event” means an event or circumstance material to the Company and its Subsidiaries, taken as a whole that was not known or reasonably foreseeable (or the impact of which was not known or reasonably foreseeable) to the Board as of the execution of this Agreement, which event or circumstance (or the impact of any such event or circumstance) becomes known to the Board prior to the approval of the Arrangement Resolution at the Company Meeting; provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal, or any inquiry relating thereto, constitute an Intervening Event.

“Intervening Event Matching Period” has the meaning ascribed thereto in Section 5.3(2)(b).

“Intervening Event Notice” has the meaning ascribed thereto in Section 5.3(2)(a).

“IRS” means the United States Internal Revenue Service.

“Law” means, with respect to any Person, any and all applicable law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities.

“Licenses” has the meaning ascribed thereto in Section (10)(b) of Schedule C.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, assignment, lien (statutory or otherwise), or other similar encumbrance of any kind, in each case, whether contingent or absolute.

“LTIP” means the Catamaran Corporation Third Amended and Restated Long-Term Incentive Plan, effective March 5, 2014, as amended.

“Matching Period” has the meaning ascribed thereto in Section 5.3(1)(c).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts, development, condition or circumstance (each of the foregoing, an “Effect”) that, individually or in the aggregate with other such Effects, would reasonably be expected to be materially adverse to the business, operations, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, except to the extent resulting from or arising out of:

(i)	any Effect generally affecting the industries in which the Company and its Subsidiaries carry on their business;

(ii)	any Effect in general economic, financial, political, regulatory or credit market conditions in the United States, Canada or other countries in which the Company or its Subsidiaries conduct material operations;

(iii)	any change in Law or GAAP or the statutory accounting practices prescribed or permitted by the U.S. state insurance regulators of the jurisdiction in which the Company Insurance Subsidiary is domiciled;

(iv)	any act of terrorism or an outbreak or escalation of hostilities or war (whether or not declared) or the existence, occurrence or continuation of any natural disasters or any national or international calamity or crisis;

(v)	(A) any Effect (including any actual loss, or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, employees, financing sources, suppliers or business partners) to the extent it results from or is attributable to the entry into, announcement or pendency of this Agreement or the transactions contemplated by this Agreement or the consummation of the transactions contemplated by this Agreement or the performance by the Company or the Parent of this Agreement or (B) any action taken in accordance with this Agreement to obtain any consent under the Antitrust Laws or other Laws that may be required by any Governmental Entity in connection with the transactions contemplated by this Agreement;

(vi)	the taking of any specific action expressly required by, or the failure to take any specific action expressly prohibited by, this Agreement (excluding actions, or the failure to take any actions, in the Ordinary Course);

(vii)	any Effect in the market price or trading volume of any securities of the Company, ratings or ratings outlook (credit or otherwise) for the Company or any of its Subsidiaries by any applicable rating agency or any failure, in and of itself, by the Company to meet any internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement (it being understood that the causes underlying such Effect may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by any of clauses (i) through (vi) or clauses (viii) through (ix));

(viii)	any Actions made or brought by any of the current or former Company Securityholders (or on their behalf or on behalf of the Company, but in any event only in their capacities as such) arising out of this Agreement or the transactions contemplated by this Agreement;

(ix)	the suspension of trading in securities generally on the TSX, NYSE or NASDAQ or any other stock exchange; or

(x)	changes resulting or arising from any actions taken by or on behalf of the Parent or any of its Subsidiaries;

provided, however, that (A) with respect to the foregoing clauses (i) through (iv), such Effect shall be taken into account in determining a Material Adverse Effect to the extent it disproportionately adversely affects the Company and its Subsidiaries (taken as a whole) compared to other companies operating in the industries in which the Company and its Subsidiaries carry on their business; and (B) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” has the meaning ascribed thereto in Section (13)(a) of Schedule C.

“MI 61-101” has the meaning ascribed thereto in Section (20) of Schedule C.

“Minister of Industry” has the meaning ascribed thereto in the definition of “ICA Approval”.

“Misrepresentation” means, with respect to a document or instrument, an untrue statement of a material fact or an omission to state a material fact required to be stated or that is necessary to make a statement made therein, in light of the circumstances in which it was made, not misleading.

“NASDAQ” means the NASDAQ Stock Market.

“No Action Letter” means written confirmation from the Commissioner of Competition that he or she does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the Arrangement.

“NYSE” means the New York Stock Exchange.

“ORx” means the OptumRx segment of the Parent, including OptumRx, Inc. a corporation incorporated under the laws of the State of California, USA.

“Order” has the meaning ascribed thereto in Section 6.1(4).

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the past practices of such Person.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and by-laws; (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; (c) with respect to any Person that is a limited liability company, its certificate of formation or articles of formation, as the case may be, and limited liability company or operating agreement; (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and (e) with respect to any such Person or other Person, its comparable organizational documents (including a declaration of trust, partnership agreement, or articles of continuance, arrangement or amalgamation).

“Outside Date” means December 29, 2015 or such later date as may be agreed to in writing by the Parties; provided that if on such date the condition set forth in Section 6.1(1) or Section 6.1(4) (as a result of an Order relating to an Antitrust Law) has not been satisfied or, to the extent permitted by Law, waived by the Party entitled to waive such condition, then either the Parent or the Company may elect, by notice in writing given to the other Parties prior to the Outside Date (as it may be amended), to extend the Outside Date from time to time by a specified period of not less than 15 Business Days; provided that in aggregate such extensions shall not exceed 120 days from December 29, 2015; provided further that, notwithstanding the foregoing, no Party shall be permitted to extend the Outside Date if the failure to satisfy the condition set forth in Section 6.1(1) is primarily the result of such Party’s failure to comply with its covenants herein.

“Owned Real Property” has the meaning ascribed thereto in Section (14)(a) of Schedule C.

“Parent” means UnitedHealth Group Incorporated, a corporation incorporated under the laws of the State of Minnesota, USA.

“Parent Shares” means the shares of the Parent common stock, par value $0.01 per share.

“Parent Stock Plans” means collectively, the UnitedHealth Group Incorporated 1993 Employee Stock Purchase Plan, as amended, and the UnitedHealth Group Incorporated 2011 Stock Incentive Plan.

“Parent Stock-Based RSU” has the meaning ascribed thereto in Section 2.8(1)(b)(ii).

“Parties” means, collectively, the Company, the Parent and the Purchaser and “Party” means any one of them (and where applicable in the context, “Party” shall be construed to include both the Parent and the Purchaser).

“Patents” means patents, including design patents, and applications relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, re-examinations, extensions, continuations, continuations-in-part, continuing prosecution applications, provisionals, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patents and patent applications that are counterparts to such patents and patent applications.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not due or delinquent or which are being contested in good faith by appropriate proceedings;

(b)	easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the Company Assets;

(c)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets; provided that such Liens are related to obligations not due or delinquent, are not registered against title to any Company Assets and in respect of which adequate holdbacks are being maintained as required by Law or which are being contested in good faith by appropriate proceedings;

(d)	zoning restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property;

(e)	customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities in which the Company or any of its Subsidiaries conducts its business; provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, Contracts and rights (i) were not incurred in connection with any indebtedness and (ii) do not, individually or in the aggregate, have a material adverse effect on the value or materially impair or add material cost to the use of the subject property;

(f)	Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets, but only to the extent those Liens relate to costs and expenses for which payment is not due or delinquent;

(g)	pledges or deposits in connection with workers’ compensation, unemployment insurance or other social security legislation made in the Ordinary Course;

(h)	Liens in favor of the Company or a Subsidiary of the Company in respect of obligations of one wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company or of the Company to a wholly owned Subsidiary of the Company;

(i)	Liens securing indebtedness or liabilities that are reflected in the Company Reports filed on or prior to the date hereof, but after January 1, 2015, or that the Company or any Subsidiary of the Company is permitted to incur under Section 4.1; or

(j)	such other Liens that, individually or in the aggregate, would not reasonably be expected to materially impair the existing use of the Company Asset; provided that such Liens shall not (i) secure any debt for borrowed money or (ii) for the avoidance of doubt, impair or encumber equity securities of any Subsidiary of the Company.

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 4.6(1), provided that, for the avoidance of doubt, the steps described in the Plan of Arrangement as occurring on or after the Effective Time do not constitute a Pre-Acquisition Reorganization.

“PSAO” has the meaning ascribed thereto in Section (13)(a)(xi) of Schedule C.

“Purchaser” means 1031387 B.C. Unlimited Liability Company, an unlimited liability company incorporated under the laws of British Columbia, Canada.

“Registered IP” means all Company IP that is owned by the Company or any of its Subsidiaries and registered with any Governmental Entity, including all Patents, registered Copyrights, registered Trademarks, all applications for any of the foregoing, and Internet domain names.

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under Section 263 of the YBCA.

“Regulatory Efforts Steps” has the meaning ascribed thereto in Section 4.2(6).

“Representatives” has the meaning ascribed thereto in Section 5.1(1).

“Required Regulatory Approvals” has the meaning ascribed thereto in Section 6.1(1).

“Rollover PTO” has the meaning ascribed thereto in Section 2.7(2).

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“SEC Approval” means that the SEC staff has advised that it has no further comments on the Company Circular or that it will not review the Company Circular.

“Securities Authority” means the applicable securities commissions or securities regulatory authority of a province or territory of Canada and the SEC.

“Securities Laws” means any applicable Canadian provincial and territorial and United States federal and state securities laws, rules and regulations and published policies thereunder.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Securities Authorities.

“Senior Notes” has the meaning ascribed thereto in Section 4.10(2).

“Significant Customers” has the meaning ascribed thereto in Section (13)(a)(x) of Schedule C.

“Significant Subsidiary” has the meaning set forth in Rule 12b-2 under the U.S. Exchange Act.

“Software” means computer programs, including operating systems, applications, firmware, middleware or other software code, in any form or format.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (if applicable) (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Superior Proposal” means, other than the transactions contemplated by this Agreement, a bona fide written Acquisition Proposal (provided that all references therein to “20%” or “80%” shall for purposes of this definition be to “50%”) from any Person or group of Persons that the Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and its financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory, timing and other aspects of such Acquisition Proposal, including the likelihood of consummation, the financing terms thereof and the Person making such Acquisition Proposal, if consummated, would result in a transaction which is more favorable to Common Shareholders than the transactions contemplated by this Agreement (after giving effect to any amendments or modifications to the terms of the transactions contemplated by this Agreement that the Parent agrees in writing to make pursuant to Section 5.3(1)(c)).

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.3(1)(b).

“Takeover Statute” has the meaning ascribed thereto in Section (15) of Schedule C.

“Tax” (including, with correlative meaning, the term “Taxes”) means all supranational, national, federal, state, provincial, local and foreign taxes, including income, profits, branch profits, franchise, gross receipts, environmental, customs duty, capital, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, license, production, value added, goods and services, harmonized sales, occupancy and other taxes, Canadian employment insurance premiums, Canadian Pension Plan contributions, and all other taxes, duties or assessments of any nature whatsoever, including any installments in respect thereof, imposed by any Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means all returns and reports (including elections, declarations, notices, disclosures, schedules, estimates and information returns) filed with or supplied to, or required to be filed with or supplied to, a Governmental Entity, including all amendments, attachments or supplements thereto and whether in tangible or electronic form.

“Termination Fee” has the meaning ascribed thereto in Section 8.2(2).

“Termination Fee Event” has the meaning ascribed thereto in Section 8.2(2).

“Trade Secrets” means trade secret rights and other rights in know-how and confidential or proprietary information, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, that are protected as a “trade secret” by applicable Law.

“Trademarks” means trademarks, trade names, service marks, service names, trade dress, logos, slogans, certification marks, collective marks, d/b/a’s, Internet domain names, URLs, corporate names, brand names and other indicia of origin, together with any registrations and applications for registration thereof, including all renewals of the same, and any goodwill associated therewith.

“Trading Day” means a day on which Parent Shares are traded on the NYSE.

“Transaction Litigation” has the meaning ascribed thereto in Section 4.9.

“Transactions” means the Arrangement and all other transactions contemplated in this Agreement (other than any financing arrangements or, to the extent not contemplated by the Plan of Arrangement as of the date hereof, any Pre-Acquisition Reorganization); provided, however, that for purposes of Section 3.1, Schedule C and any defined terms to the extent used in Section 3.1 or Schedule C, “Transactions” shall not include the transactions contemplated by Section 2.3(a) through Section 2.3(i) and Section 2.3(l) through Section 2.3(m) of the Plan of Arrangement.

“TSX” means the Toronto Stock Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

“U.S. Securities Act” means the United States Securities Act of 1933.

“YBCA” means the Business Corporations Act (Yukon).

“Yukon Law” means the Law of Yukon, Canada and the federal laws of Canada applicable therein.

Section 1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to “$” are references to United States dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “or” is not exclusive, (iii) “day” means “calendar day”, (iv) “hereof”, “herein”, “hereunder” and words of similar import, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, (vi) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, and (vii) “Article”, “Section”, “Subsection” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(5)	Capitalized Terms. All capitalized terms used but not otherwise defined in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)	Accounting Terms. All accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.

(7)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(8)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company or the Parent (including, with respect to the Parent, the Purchaser), each such provision shall be construed as a covenant by the Company or the Parent, as applicable, to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(9)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement.

(10)	Agreements. All references in this Agreement to any agreement, Contract, document or instrument means such agreement, Contract, document or instrument, as amended, restated or supplemented in accordance with the terms thereof, and includes all schedules, exhibits and other attachments, in each case as of the date hereof.

ARTICLE 2

THE ARRANGEMENT

Section 2.1	Arrangement

The Company, the Parent and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order

As soon as reasonably practicable after SEC Approval is obtained, the Company shall apply in a manner acceptable to the Purchaser and the Parent, acting reasonably, pursuant to Section 195(2) of the YBCA, and, in cooperation with the Purchaser and the Parent, prepare, file and diligently pursue an application for the Interim Order, which application must request that the Interim Order provide, unless the Parties otherwise agree, acting reasonably, among other things:

(i)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(ii)	that the required level of approval for the Arrangement Resolution shall be two-thirds of the votes cast on such resolution by Common Shareholders present in person or represented by proxy at the Company Meeting;

(iii)	that, in all other respects, the terms, restrictions and conditions of the YBCA and the Company’s Organizational Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(iv)	for the grant of the Dissent Rights to those Common Shareholders who are registered Common Shareholders as contemplated in the Plan of Arrangement;

(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court; and

(vii)	that the record date for the Common Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of or as a consequence of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law.

Notwithstanding anything to the contrary in this Agreement, if approval of the Arrangement Resolution by any class of Persons other than the Common Shareholders is definitively required by the Court in connection with the transactions contemplated by this Agreement, the Parties will abide by such Court decision. In such event, any references in this Agreement to the vote regarding, or the approval of, the Arrangement Resolution by the Common Shareholders at the Company Meeting (including, for the avoidance of doubt all matters contemplated by Article 5 and Article 7), any notice to Common Shareholders or the record date with respect to Common Shareholders in connection therewith, and any related matters, shall be deemed to refer also to such other classes of Persons whose approval is required by the Court.

Section 2.3	The Company Meeting

(1)	Subject to the terms of this Agreement and the Interim Order, the Company shall:

(a)

convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Organizational Documents and Law as promptly as reasonably practicable after the date hereof for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser and the Parent, acting reasonably; set the record date for the Common Shareholders entitled to vote at the Company Meeting as promptly as reasonably practicable and not adjourn, postpone or cancel the Company Meeting without the prior written consent of the Purchaser and the Parent, acting reasonably; provided that: (i) in the event that (x) an Acquisition Proposal is publicly disclosed or (y) the Company provides a Superior Proposal Notice to the Purchaser or the Parent, in each case, on a date that is less than 15 Business Days before the Company Meeting, the Company shall be permitted to postpone the Company Meeting at its election, or if directed by the Parent in the Parent’s sole discretion, the Company shall postpone the Company Meeting, in each case to a date that is not more than 15 Business Days after the originally scheduled date of the Company Meeting (as set forth in the Company Circular) (or, if later, in the event the material terms of an Acquisition Proposal are changed and the Company has complied in all material respects with its obligations under Article 5, a date that is not more than 10 Business Days following the most recent such change) and that, in any event, is no later than 15 Business Days prior to the Outside Date; or (ii) the Company may, in its reasonable discretion, postpone or adjourn the Company Meeting, (A) to the extent necessary under applicable Law to ensure that any required supplement or amendment to the Company Circular is provided to the Company Securityholders within a reasonable amount of time in advance of the Company Meeting, (B) if as of the time for which the Company Meeting is originally scheduled (as set forth in the Company Circular) there are insufficient Persons represented (in person and by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the approval of the Arrangement Resolution at the Company Meeting, (C) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Board has determined in good faith (after consultation with the Company’s outside legal counsel) is required to be filed and disseminated under applicable Laws or (D) to the extent the Board determines (after consultation with the Company’s outside legal counsel) that such postponement or adjournment is otherwise required under applicable Law. In connection with the Company Meeting, the Company shall not utilize the notice-and-access process for purposes of sending the Company Circular and related materials to Company Securityholders and shall instead use reasonable best efforts to print and mail physical copies of the Company Circular and related materials and directly or indirectly send such materials to all registered and beneficial Company Securityholders in accordance with Law, irrespective of standing instructions regarding the receipt of proxy-related materials;

(b)	use reasonable best efforts to solicit proxies in favor of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the Transactions, including cooperating with any Persons engaged by the Purchaser or the Parent to solicit proxies, on behalf of the management of the Company or otherwise, in favor of the approval of the Arrangement Resolution at the Company Meeting so long as no Acquisition Proposal received by the Company or any of its Subsidiaries or any of its or their respective Representatives after the date of this Agreement remains pending and no Adverse Recommendation Change has occurred;

(c)	so long as no Acquisition Proposal received by the Company or any of its Subsidiaries or any of its or their respective Representatives after the date of this Agreement remains pending and no Adverse Recommendation Change has occurred, permit the Purchaser and the Parent to, at the Purchaser’s and the Parent’s expense, on behalf of the management of the Company, directly or through a proxy solicitation services firm, actively solicit proxies in favor of the Arrangement on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser and the Parent may make such solicitations;

(d)	promptly advise the Purchaser and the Parent, at such times as the Purchaser and the Parent may reasonably request as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolutions so long as no Acquisition Proposal received by the Company or any of its Subsidiaries or any of its or their respective Representatives after the date of this Agreement remains pending;

(e)	consult with the Purchaser and the Parent in fixing the date of the Company Meeting and the record date of the Company Meeting;

(f)

reasonably promptly advise the Purchaser and the Parent of any written exercise of Dissent Rights served on or received by the Company, attempted withdrawals of such demands received by the Company or its Representatives and any other instruments served on or received by the Company or its Representatives pursuant to applicable Law with respect thereto, and the Company shall (i) provide the Purchaser and the Parent with an opportunity to review and comment on any written communications sent by or on behalf of the Company to any such Person with respect thereto and to participate in any discussions, negotiations or proceedings with or including any such Persons with respect thereto, and (ii) not settle or compromise or agree to settle or compromise any such claims for Dissent Rights without the prior written consent of the Purchaser and the Parent; and

(g)	not change the record date for the Common Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or if the Purchaser’s and the Parent’s prior written consent is provided (such consent not to be unreasonably withheld, conditioned or delayed).

Section 2.4	The Company Circular

(1)	The Company shall, so as to permit the Company Meeting to be held as promptly as reasonably practicable after the date hereof: (i) subject to the Purchaser’s and the Parent’s compliance with Section 2.4(4), reasonably promptly prepare and complete, in consultation with the Purchaser and the Parent, the Company Circular, together with any other documents required by Law in connection with the Company Meeting, and file with the SEC the Company Circular in preliminary form; (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filing and provide copies of such comments to the Purchaser and the Parent reasonably promptly upon receipt and copies of proposed responses to SEC comments a reasonable time in advance of filing; (iii) as promptly as reasonably practicable prepare and file (after the Purchaser and the Parent have had a reasonable opportunity to review and comment thereon) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law; (iv) use its reasonable best efforts to obtain SEC Approval; (v) reasonably promptly after obtaining SEC Approval and the Interim Order, use reasonable best efforts to cause the Company Circular and such other documents to be filed and disseminated to each Company Securityholder and other Person as required by the Interim Order and Law; and (vi) to the extent required by Law, as promptly as reasonably practicable, use reasonable best efforts to prepare, file and disseminate to the Company Securityholders and other Persons as required by the Interim Order and Law any supplement or amendment to the Company Circular (after the Purchaser and the Parent have had a reasonable opportunity to review and comment thereon) if the Company shall become aware of any event which requires such action at any time prior to the Company Meeting.

(2)	The Company shall use its reasonable best efforts to ensure that the Company Circular (excluding any Company Report that is expressly incorporated by reference therein) complies in all material respects with the Interim Order and Law and does not contain any Misrepresentation (other than with respect to any information relating to and furnished by the Purchaser or the Parent for inclusion in the Company Circular). Without limiting the generality of the foregoing, except to the extent the Board has effected an Adverse Recommendation Change in accordance with Section 5.3, the Company Circular shall include a statement that the Board has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of the Company and recommends that the Common Shareholders vote in favor of the Arrangement Resolution (such recommendation, the “Board Recommendation”).

(3)	The Company shall allow the Purchaser, the Parent and their legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser, the Parent and their legal counsel, and agrees that all information relating primarily to the Purchaser or the Parent included in the Company Circular must be in form and content satisfactory to the Purchaser and the Parent, acting reasonably.

(4)	The Parent and the Purchaser shall (i) provide all necessary information concerning the Parent and the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, (ii) use reasonable best efforts to ensure that such information does not contain any Misrepresentation, (iii) provide reasonable cooperation to the Company in connection with the Company’s efforts to satisfy its obligations hereunder, and (iv) in the event either the Parent or the Purchaser becomes aware that the Company Circular contains a Misrepresentation or otherwise requires an amendment or supplement under applicable Laws in connection with the information provided pursuant to clause (i) of this Section 2.4(4), promptly notify the Company thereof and in such case the provisions of Section 2.4(5) shall apply.

(5)	The Company shall promptly notify the Purchaser and the Parent if it becomes aware that the Company Circular contains a Misrepresentation or otherwise requires an amendment or supplement under applicable Laws. The Parties shall cooperate in the preparation of any such amendment or supplement as the Company determines after prior consultation with the Parent is required or appropriate and the Company shall promptly use its reasonable best efforts to mail, file or otherwise publicly disseminate any such amendment or supplement to those Persons to whom the Company Circular was sent pursuant to Section 2.4(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall, as soon as reasonably practicable thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and use its reasonable best efforts to pursue an application for the Final Order pursuant to Section 195 of the YBCA.

Section 2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall diligently pursue, and the Purchaser and the Parent will cooperate with the Company in diligently pursuing, the Interim Order and the Final Order and the Company will provide the Purchaser, the Parent and their legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement (including by providing, on a timely basis and prior to the service and filing of such material, a description of any information required to be supplied by the Purchaser and the Parent for inclusion in such material) and the Company will give reasonable consideration to the comments of the Purchaser, the Parent and their legal counsel on such material. The Company will use reasonable best efforts to ensure that all material filed by it with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser and the Parent making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably; provided that the Parent and the Purchaser will provide the Company and its legal counsel with a reasonable opportunity to review and comment upon drafts of any such submissions and the Purchaser and the Parent will give reasonable consideration to the comments of the Company and its legal counsel on such submissions. The Company will also provide legal counsel to the Purchaser and the Parent on a reasonably timely basis with copies of any notice, evidence or other documents served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom. Subject to Law and other than in connection with an Acquisition Proposal or an Intervening Event, the Company will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Purchaser’s and the Parent’s prior written consent, acting reasonably; provided that nothing herein shall require any Party to agree or consent to any change in the purchase price or other consideration contemplated hereby or other modification or amendment to such filed or served materials that expands or increases in any material respect its obligations, or diminishes or limits in any material respect its rights, set forth in any such filed or served materials or under this Agreement. If at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it will, whenever reasonably practicable, do so after written notice to the Purchaser and the Parent.

Section 2.7	Employment Matters

Subject to the completion of the Arrangement (except as required by Law between the date hereof and the Closing Date):

(1)

Unless otherwise agreed in writing between the Parties, each of the Parent and the Purchaser covenants and agrees, and after the Effective Time will cause the Company and any successor to the Company to covenant and agree that, the Company Employees who remain employed with the Company or its Subsidiaries (the “Continuing Employees”) shall, for one year after the Effective Time (the “Continuation Period”), be provided with (i) base salary or base wage, bonus and incentive opportunities (excluding any equity based compensation awards) and (ii) employee benefits including retirement and welfare benefits (excluding discretionary payments and the ESPP) that are, in the aggregate, no less favorable than those provided to such Continuing Employees immediately prior to the Effective Time or, in the Parent’s discretion, are substantially comparable to those generally made available to similarly situated employees of the Parent and its Subsidiaries. Continuing Employees shall remain eligible for an annual bonus for the bonus year in which the Effective Time occurs, which shall be based on terms determined by the Parent and paid at the same time and in a manner as the annual bonuses for the Parent’s similarly-situated employees. In determining such bonuses for Continuing Employees, the Parent shall consider in good faith the actual performance achieved by the Company for the bonus year in which the Effective Time occurs through the Closing Date, with adjustments as determined in the Parent’s discretion for individual performance and the Company’s and the Parent’s actual performance following the Closing Date.

(2)	Without limiting the generality of Section 2.7(1), from and after the Effective Time, the Parent or the Purchaser shall or shall cause the Company (and any successors to the Company) to assume, honor and continue during the Continuation Period or, if later, until all obligations thereunder have been satisfied, all of the Company’s individual employment, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements (including any change in control severance agreement or other Company Plan between the Company and any Company Employee) maintained by the Company or any of its Subsidiaries, in each case, immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event), it being understood that, subject to the provisions of this Section 2.7, the foregoing shall not be construed to limit the right of the Parent, the Purchaser or any of their respective Affiliates to amend or terminate any such plans, policies, programs, agreements or arrangements, to the extent permitted by the terms of such plans, policies, programs, agreements or arrangements. With respect to each Continuing Employee’s earned but unused vacation or paid time off (“Rollover PTO”) balance as of the Effective Time, the Parent shall honor such amount, which shall remain available to each Continuing Employee after the Effective Time to use in accordance with the applicable policy of the Parent; provided that, to the extent any Continuing Employee has accrued more than 40 hours of Rollover PTO at the Effective Time, such excess Rollover PTO shall be paid to the Continuing Employee in cash (less applicable taxes and withholdings), no later than 10 Business Days after the Effective Time.

(3)	Without limiting the generality of Section 2.7(1), during the six-month period following the Effective Time, if the Parent, the Purchaser or the Company (following the Closing) terminates the employment of any Continuing Employee, the Parent or the Purchaser shall or shall cause one of their Affiliates to, provide to such Continuing Employee severance benefits that are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time (including pursuant to any individual agreement between the Company and such Continuing Employee); provided that for Continuing Employees in Canada, such severance benefits shall not be less than the severance benefits required under applicable common law, subject to any enforceable individual contract of employment.

(4)

The Parent shall (1) cause any pre-existing conditions or limitations, actively-at-work requirements and eligibility waiting periods under any welfare plans of the Parent or its Subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents (except, that such waiver shall not apply to the Parent’s employee supplemental life insurance election options, with or without accidental Death and

Dismemberment, of (i) one times or two times salary for coverage greater than $500,000 or (ii) three times or four times salary, to the extent such evidence of insurability is required under Contract by the Parent’s Employee Supplemental Life Insurance); (2) give each Continuing Employee and each former employee participating in, or eligible for, coverage under COBRA as of the Closing Date dollar-for-dollar credit for all co-payments, deductibles and annual out-of-pocket limits incurred by each Continuing Employee and each former employee participating in, or eligible for, coverage under COBRA as of the Closing Date and in each case, his or her eligible dependents during the plan year in which the Effective Time occurs towards applicable co-payments, deductibles and annual out-of-pocket limits under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time; and (3) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) prior to the Effective Time for all purposes including level of benefits (including severance benefits), vesting, benefit accrual, and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with the Parent, except for any employee benefit plans that are frozen or grandfathered as of the Effective Time, for purposes of qualifying for subsidized early retirement benefits (including retirement treatment under the Parent Stock Plans) or for benefit accrual under defined benefit pension plans, or to the extent it would result in a duplication of benefits.

(5)	Prior to the Effective Time, if requested by the Parent in writing no later than 10 Business Days prior to the Effective Time, to the extent permitted by Law and the terms of the applicable plan or arrangement, the Company shall use its reasonable best efforts to cause the Company’s 401(k) Plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Effective Time. In the event that the Parent requests that the Company 401(k) Plan be terminated, the Company shall provide the Parent with evidence that such Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and approval by the Parent) not later than the day immediately preceding the Effective Time.

(6)	Except as may be required by Law, prior to making any widely distributed written or orally binding communications to the Company Employees pertaining to material compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall use commercially reasonable efforts to provide the Parent with a copy of the intended communication and a reasonable period of time to review and comment on the communication, consider any such comments in good faith and shall cooperate with the Parent in providing any such mutually agreeable communication (the Parent’s agreement not to be unreasonably withheld or delayed). Any subsequent communications consistent in all substantive respects with previously approved communications shall not require the Parent’s consent.

(7)

Nothing contained in this Agreement is intended to (1) be treated as an amendment of any particular Company Plan; (2) prevent the Parent, Purchaser, the Company or any of their successors or Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Plan in accordance with their terms; (3) prevent the Parent, Purchaser, the Company or any of their successors or Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee; or (4) create any third party beneficiary rights in any employee of the Company or any of its Subsidiaries, or any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by the Parent, Purchaser, the Company or any of their successors or Affiliates or under any benefit plan which the Parent, the Purchaser, the Company or any of their successors or Affiliates may maintain.

Section 2.8	Company Options and Company RSUs; ESPP

(1)	At or prior to the Effective Time, the Company, the Board and the compensation committee of the Board, as applicable, shall adopt any resolutions to take all steps necessary to effectuate the treatment of the Company Equity Awards in accordance with the applicable Equity Incentive Plan and award agreements, as follows:

(a)	Company Options.

(i)	At the applicable time specified in Section 2.3 of the Plan of Arrangement, each Company Option that is outstanding immediately prior to such time and granted prior to January 1, 2014 shall be fully vested, and, at such time, shall be cancelled and shall only entitle the holder of such Company Option to receive (without interest), as soon as reasonably practicable after such time, an amount in cash equal to the product of (x) the number of Common Shares subject to such Company Option immediately prior to such time multiplied by (y) the excess, if any, of (A) the Consideration over (B) the exercise price per Common Share of such Company Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Option which has an exercise price per Common Share that is greater than or equal to the Consideration shall be cancelled at the applicable time specified in Section 2.3 of the Plan of Arrangement for no consideration or payment.

(ii)

At the applicable time specified in Section 2.3 of the Plan of Arrangement, each Company Option that is outstanding immediately prior to such time and granted on or after January 1, 2014 shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase Common Shares and shall be converted into an option to purchase a number of Parent Shares equal to the product (rounded down to the nearest whole number) of (x) the number of Common Shares subject to such Company Option immediately prior to such time and (y) the Equity Award Conversion Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Common Share of such Company Option immediately prior to such time divided by (B) the Equity Award Conversion Ratio; provided, however, that the exercise price and the number of Parent Shares purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of Parent Shares purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the time of the conversion contemplated above, each Company Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately prior to such time. For purposes of this Agreement, the term “Equity Award Conversion Ratio” means the quotient of (1) the Consideration divided by (2) the Closing Date VWAP.

(iii)	Notwithstanding anything in this Agreement or the Plan of Arrangement to the contrary, if a Company Option is subject to an employment agreement with an individual holder in effect as of the date hereof that provides that such Company Option shall vest solely upon a change of control involving the Company (without the required occurrence of termination or any other event), such Company Option shall be treated as set forth in Section 2.8(1)(a)(i) above.

(b)	Company RSUs.

(i)	At the applicable time specified in Section 2.3 of the Plan of Arrangement, (A) any vesting conditions applicable to each Company RSU that was granted prior to January 1, 2014 shall, automatically and without any required action on the part of the holder thereof, accelerate in full (with performance-based Company RSUs vesting at 200% of the target level applicable to such performance-based Company RSU), and (B) each such Company RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company RSU to receive (without interest), as soon as reasonably practicable after such time, an amount in cash equal to the Consideration, less applicable Taxes required to be withheld with respect to such payment; provided that with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at such time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Equity Incentive Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(ii)

At the applicable time specified in Section 2.3 of the Plan of Arrangement, each Company RSU, whether vested or unvested, that was granted on or after January 1, 2014 shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in Common Shares and shall be converted into a restricted stock unit denominated in Parent Shares (a “Parent Stock-Based RSU”). The number of Parent Shares subject to each such Parent Stock-Based RSU shall be equal to the product (rounded down to the nearest whole number) of (x) the number of Common Shares subject to such Company RSU immediately prior to the applicable time specified in Section 2.3 of the Plan of Arrangement (based on a level of performance, for performance-based Company RSUs of (1) 166.67% of the target level for any such performance-based Company RSU granted in 2014 and (2) 133.33% of the target level for any such performance-based Company RSU granted in 2015) multiplied by (y) the Equity Award Conversion Ratio. Except as specifically provided above, following the time of conversion contemplated above, each such Parent Stock-Based RSU shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company RSU immediately prior to such time; provided that the level of performance for performance-based Company RSUs will be permanently fixed at the levels set forth above.

(iii)	Notwithstanding anything in this Agreement or the Plan of Arrangement to the contrary, if a Company RSU is subject to an employment agreement with an individual holder in effect as of the date hereof that provides that such Company RSU shall vest solely upon a change of control involving the Company (without the required occurrence of termination or any other event), such Company RSU shall be treated as set forth in Section 2.8(1)(b)(i) above, provided that the number of Common Shares subject to such Company RSU immediately prior to the Effective Time shall be calculated based on a level of performance, for performance-based Company RSUs of (1) 166.67% of the target level for any such performance-based Company RSU granted in 2014 and (2) 133.33% of the target level for any such performance-based Company RSU granted in 2015.

(2)

Employee Stock Purchase Plan. As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board or a committee thereof and, if appropriate, amending the terms of the ESPP) that may be necessary or required under the ESPP and Law to ensure that (A) except for the three-month offering period under the ESPP that commenced on January 1, 2015 (the “Final Offering”), no offering period shall be authorized or commenced on or after the date of this Agreement; (B) if, with respect to the Final Offering, the Effective Time shall occur prior to March 31, 2015 (which is the Purchase Date, as defined in the ESPP), (i) each individual participating in the Final Offering shall receive notice of the Transactions no later than 10 Business Days prior to the Effective Time and shall have an opportunity to terminate his or her outstanding purchase rights under the ESPP, (ii) the Final Offering shall end immediately prior to the Effective Time, and (iii) any remaining accumulated but unused payroll deductions shall be distributed to the relevant participants without interest as promptly as practicable following such termination; (C) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase Common Shares in accordance with the ESPP as of the end of the Final Offering (subject to the provisions of the ESPP regarding the maximum number and value of shares purchasable per participant); (D) the applicable purchase price for Common Shares shall not be decreased below the levels set forth in the ESPP as of the date of this Agreement; (E) no individual shall be permitted to increase his or her rate of contribution under the ESPP following the date of this Agreement; and (F) the ESPP shall terminate in its entirety at the applicable time specified in Section 2.3 of the Plan of Arrangement and no further rights shall be granted or exercised under the ESPP thereafter.

(3)	If the Parent so elects, Parent may, in its sole discretion, assume any or all of the Equity Incentive Plans; provided, however, that if the Parent does not elect to assume such Equity Incentive Plans, the Company Options and Parent-Stock Based RSUs contemplated under Sections 2.8(a)(ii) and 2.8(b)(ii) shall be granted under the Parent Stock Plans. To the extent that Parent does not elect to assume one or more of the Equity Incentive Plans, in response to written notice from Parent delivered not less than 10 Business Days prior to the Effective Time, at or prior to the Effective Time, the Company, the Board and the compensation committee of the Board, as applicable, shall adopt any resolutions and take all steps necessary to (i) cause such Equity Incentive Plan(s) to terminate at or prior to the Effective Time and (ii) ensure that from and after the Effective Time neither the Parent, the Purchaser, the Company nor any of their successors or Affiliates will be required to deliver Common Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards pursuant thereto.

(4)	Parent shall reserve for future issuance a number of Parent Shares at least equal to the number of Parent Shares that will be subject to the options to purchase Parent Shares and the Parent Stock-Based RSUs resulting from the actions contemplated by Section 2.8(1)(a)(ii) and Section 2.8(1)(b)(ii). Not later than the Closing Date, Parent shall have on file with the SEC an effective registration statement on Form S-8 (or other applicable form) with respect to the Parent Shares subject to such options to purchase Parent Shares and Parent Stock-Based RSUs and shall distribute a prospectus relating to such Form S-8, and Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options to purchase Parent Shares and Parent Stock-Based RSUs remain outstanding.

Section 2.9	Articles of Arrangement and Effective Date

(1)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule A, as it may be amended from time to time in accordance with the terms hereof.

(2)	The Company shall file the Articles of Arrangement with the Registrar no later than the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favor the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favor the condition is, of those conditions as of the Effective Date) (subject to receipt of written confirmation from the Depositary that it has received the funds referred to in Section 2.10), unless another time or date is agreed to in writing by the Parties.

(3)	The closing of the Arrangement (“Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, NY, at 9:00 a.m., EST, or at such other time and location or by electronic exchange of documents and signatures as may be agreed upon by the Parties. The date on which Closing occurs is referred to herein as the “Closing Date”.

(4)	As promptly as practicable after the Effective Time, but in any event within two Business Days thereafter (or at such other time as the Parties may agree in writing), Parent shall cause the Depositary to mail to each registered holder of a Common Share immediately prior to the Effective Time, in each case whose Common Shares became the right to receive the Consideration at the Effective Time pursuant to the Plan of Arrangement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to any certificate which immediately prior to the Effective Time represented outstanding Common Shares that were acquired pursuant to Section 2.3 of the Plan of Arrangement, if any, shall pass, only upon proper delivery of the certificates (or affidavits of loss in lieu thereof) to the Depositary, and shall otherwise be in such form as the Company and Parent agree, each acting reasonably; and (ii) instructions for use in effecting the surrender of such certificates or shares issued on a non-certificated basis in exchange for payment of the Consideration.

Section 2.10	Payment of Consideration

The Purchaser and the Parent shall, not later than the third Business Day following the receipt of the Final Order and the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favor the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) (and, for the avoidance of doubt, prior to the filing by the Company of the Articles of Arrangement with the Registrar), provide to the Depositary for the benefit of the Common Shareholders or cause to be so provided sufficient cash (to be held in escrow until the Effective Time (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser and the Parent, each acting reasonably)) to satisfy the aggregate Consideration as provided in the Plan of Arrangement.

Section 2.11	Adjustments to Consideration

Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Common Shares or securities convertible or exchangeable into or exercisable for Common Shares or the issued and outstanding Parent Shares or securities convertible or exchangeable into or exercisable for Parent Shares, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization or other similar transaction, or if a record date therefor shall be declared during such period, then the Consideration and any other dependent items (including the amounts used in determining the Equity Award Conversion Ratio) shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Consideration or other dependent item.

Section 2.12	Taxation of Company Options

The Parties acknowledge that no deduction will be claimed by the Company in respect of any payment made to a holder of Company Options in respect of the Company Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act) in computing the Parties’ taxable income under the Tax Act, and the Company shall: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Company Options, and (ii) provide evidence in writing of such election to holders of Company Options, it being understood that holders of Company Options shall be entitled to claim any deductions available to such Persons pursuant to paragraph 110(1)(d) of the Tax Act in respect of the calculation of any benefit arising from the surrender of Company Options.

Section 2.13	Withholding Taxes

(1)	The Parent, the Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under this Agreement and the Plan of Arrangement such amounts as the Parent, the Purchaser, the Company or the Depositary, as applicable, are required to deduct and withhold from such consideration under any provision of any Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to this Agreement and the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Company Securityholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. The Parties acknowledge their mutual intention that the Redemption Consideration per Share (as defined in the Plan of Arrangement) shall not exceed the “paid-up capital” for purposes of the Tax Act of each Common Share immediately before the Effective Time such that no portion of the amount paid by the Company on the redemption of the Preferred Shares (as defined in the Plan of Arrangement) shall be subject to tax under Part XIII of the Tax Act.

(2)	Not later than 10 Business Days prior to the Closing Date, the Parent or the Purchaser shall give written notice to the Company of any deduction or withholding set forth in Section 2.13(1) that the Parent and the Purchaser intend to make or that it anticipates the Depositary making (other than withholding specifically referred to in Section 2.8(1)) and afford the Company a reasonable opportunity to dispute any such deduction or withholding.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company

(1)	Except as set forth in the Company Reports publicly filed or furnished with the Securities Authorities on or after January 1, 2015 (and, solely with respect to the fourth and fifth sentences of Section (5)(b) of Schedule C, the last sentence of Sections (5)(d), (9)(c), (13)(b) and (21) of Schedule C, the first sentence of Sections (9)(a), (10)(a), (11)(f), (11)(g) and (18)(c) of Schedule C, the third sentence of Section (10)(a) of Schedule C, the second sentence of Section (10)(b) of Schedule C and Sections (8)(c), (9)(b), (10)(d), (10)(e), (11)(b), (11)(c), (12), (13)(c), (14)(b) and (16) of Schedule C, the Company Reports publicly filed or furnished with the Securities Authorities on or after the Applicable Date) and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the Parent by the Company (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to the Parent and the Purchaser as set forth in Schedule C.

(2)	The representations and warranties of the Company contained in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

Section 3.2	Representations and Warranties of the Parent and the Purchaser

(1)	Except as set forth in the forms, statements, reports and documents publicly filed or furnished with the SEC on or after January 1, 2015 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), the Parent and the Purchaser each hereby represents and warrants to the Company as set forth in Schedule D.

(2)	The representations and warranties of the Parent and the Purchaser contained in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

ARTICLE 4

COVENANTS

Section 4.1	Conduct of Business of the Company

(1)	The Company covenants and agrees as to itself and its Subsidiaries that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as expressly required, contemplated or permitted by this Agreement, (iii) as required by Law or (iv) as set forth in Section 4.1 of the Company Disclosure Letter, the Company shall use commercially reasonable efforts to, and shall cause each of its Subsidiaries to use commercially reasonable efforts to, (A) conduct its business in all material respects in the Ordinary Course and (B) to the extent consistent therewith, use commercially reasonable efforts to maintain and preserve its business organization, relationships with its current employees, goodwill and business relationships with customers, suppliers, creditors, lessors, distributors, licensors, partners, business associates, Governmental Entities and other Persons with which the Company or any of its Subsidiaries have business relations.

(2)	Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as expressly required, contemplated or permitted by this Agreement, (iii) required by any Contract to which the Company or any of its Subsidiaries is a party as of the date hereof (or that is entered into after the date of this Agreement in accordance with this Section 4.1), (iv) as required by Law or by the rules or requirements of the NASDAQ or the TSX or (v) as set forth in Section 4.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend any of its Organizational Documents (except, in the case of the Organizational Documents of a Subsidiary of the Company, in any material respect);

(b)

reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of the Company’s voting or equity securities or securities convertible or exchangeable into or exercisable for any of its voting or equity securities, other than (I) from holders of any Company Equity Awards in full or partial payment of any exercise price and any applicable Taxes payable by such holder upon the exercise of or the lapse of any restrictions on, as applicable, such Company Equity Awards outstanding, and in accordance with the terms of the applicable Equity Incentive Plan and award agreement as of the date hereof; (II) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards in accordance with the terms of the applicable Equity Incentive Plan and forms of award agreement in use as of the date hereof; or (III) the acquisition by the administrator of the ESPP of Common Shares in order to satisfy participant elections under the ESPP in accordance with its terms as of the date hereof;

(c)	issue, grant, deliver, sell, pledge or otherwise dispose or encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any voting or equity securities of the Company or any of its Subsidiaries or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (other than (I) the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary; (II) the issuance or delivery of Common Shares reserved for issuance on the date hereof pursuant to the vesting, distribution or exercise of any Company Equity Awards outstanding, and in accordance with the terms of the applicable Equity Incentive Plan and award agreement, as of the date hereof; (III) the issuance or delivery of Common Shares in accordance with the terms of the ESPP as of the date hereof; or (IV) as set forth in Section 4.1(2)(c) of the Company Disclosure Letter);

(d)	declare, set aside, pay or make any dividends or other distributions (whether in cash, stock, property or otherwise) on or in respect of any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or to another direct or indirect wholly owned Subsidiary of the Company;

(e)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any division, business or equity interest of any Person, other than any such action between or among the Company and its Subsidiaries;

(f)	merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company or in connection with a transaction permitted by clause (e) above;

(g)	enter into any Contract that would, after giving effect to the Arrangement, expressly purport to limit in any material respect the type of business in which Parent and its Subsidiaries (other than the Company and its Subsidiaries) may engage, the type of goods or services that Parent and its Subsidiaries (other than the Company and its Subsidiaries) may purchase, manufacture, produce, import, export, offer for sale, sell or distribute or the manner or location in which any of them may so engage in any business;

(h)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(i)	transfer, sell, lease, encumber, divest, or otherwise dispose of any assets, operations, product lines, businesses or interests in any of the foregoing of the

Company or its Significant Subsidiaries, including capital stock of any of the Company’s Subsidiaries, that, in each case, are material to the Company and its Subsidiaries (taken as a whole), except in connection with products or services offered or provided in the Ordinary Course and sales of obsolete assets or as otherwise done in the Ordinary Course;

(j)	transfer, sell, lease, license, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any Intellectual Property Rights owned by the Company or any of its Subsidiaries that, in each case, are material to the Company and its Subsidiaries, except in connection with products or services offered or provided in the Ordinary Course or as otherwise done in the Ordinary Course (including decisions to so surrender, cancel, abandon or allow to lapse or expire any such Intellectual Property Rights made in the normal business judgment of Company or any of its Subsidiaries);

(k)	make or authorize any capital expenditure, other than (I) capital expenditures in 2015 not in excess of the aggregate amount set forth in the Company’s capital expenditure plan for 2015 provided to Parent prior to the date hereof or capital expenditures in 2016 in an amount not in excess of 120% of the aggregate amount set forth in the Company’s 2015 capital expenditure plan and (II) subject to prior consultation with the Parent, any additional capital expenditures not described in clause (I) so long as the aggregate amount of such capital expenditures made pursuant to this clause (II) do not exceed $20 million; provided, however, subject to prior consultation with the Parent, that the Company and its Subsidiaries shall be permitted to make emergency capital expenditures in any commercially reasonable amount that the Company determines is necessary to maintain its ability to operate its businesses in the Ordinary Course;

(l)	make any material Tax election or designation, where the making of such election or designation is inconsistent with past practice, settle or compromise any material Tax claim, assessment, reassessment or liability for an amount of more than $4 million individually or $8 million in the aggregate, file any material amendment to a Tax Return, enter into any written agreement with a Governmental Entity with respect to Taxes (other than in connection with making a permitted settlement or compromise of a Tax claim, assessment, reassessment or liability), surrender any right to claim a material Tax credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter outside the Ordinary Course or materially amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes;

(m)	make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, investments in, any other Person, other than (A) the Company or any wholly owned Subsidiary of the Company, (B) pursuant to clause (e) above, (C) advances to customers, suppliers and other business partners in the Ordinary Course, or (D) with respect to an amount not in excess of $10 million in the aggregate, in the case of capital contributions and investments, or $10 million in the aggregate, in the case of loans;

(n)	prepay any long-term indebtedness before its scheduled maturity (except as required by the terms of such indebtedness) or create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof, other than (i) indebtedness owing by one wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company or of the Company to a wholly owned Subsidiary of the Company, (ii) in the Ordinary Course under the Existing Credit Facility (as in effect on the date hereof), (iii) indebtedness entered into in connection with the Arrangement and in accordance with this Agreement, or (iv) indebtedness in respect of letters of credit and bonds delivered in the Ordinary Course;

(o)	except in connection with indebtedness permitted by clause (n) above, create, incur or assume any material Lien (other than Permitted Liens) on any asset that is material to the Company and its Subsidiaries (taken as a whole);

(p)	except in connection with indebtedness permitted by clause (n) above or as consistent with past practice and in compliance with the Company’s risk management policies in effect on the date of this Agreement, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(q)	make any material change in the Company’s policies or methods of accounting, except as required by changes in GAAP, the statutory accounting practices prescribed by the U.S. state insurance regulators of the jurisdiction in which the Company Insurance Subsidiary is domiciled, by Law or by the Company’s public accountants;

(r)

except as required by Law, the terms of any Company Plan in effect as of the date hereof or as set forth in Section 4.1(2)(r) of the Company Disclosure Letter or permitted pursuant to clause (c) above: (i) increase in any manner the compensation or consulting fees, bonus levels, pension, welfare or other benefits or severance, change of control or termination pay payable to any Company Employee, Company Contractor who is a natural person or any director of the Company, (ii) adopt, establish, or become a party to any new Company Plan or make any material amendment, termination or material modification of an existing Company Plan, (iii) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Plan, (iv) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Plan, (v) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan that is required by Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (vi) hire any Company Employee or Company Contractor who is a natural person with an annual salary or wage rate or consulting fees in excess of $200,000; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired or retained Company Employees or Company Contractors who are natural persons in the context of new hires or promotions or elevations based on job performance or workplace requirements, in each case in the Ordinary Course, plans, agreements, benefits and compensation arrangements (including incentive grants but excluding grants of Company Equity Awards) that have a value that is consistent with the Company’s past practice of making compensation and benefits available to newly hired or promoted Company Employees or Company Contractors who are natural persons in similar positions;

(s)	except as required by applicable Law, become a party to, establish, adopt, amend, modify, commence participation in or terminate any union recognition agreement, collective bargaining agreement or other similar agreement with a labor union, works council or similar organization or body;

(t)	subject to Section 4.9, waive, release, assign, settle or compromise any Action (excluding, for purposes of this clause (t), any Tax claim, assessment, reassessment or liability settled or compromised pursuant to clause (l) above) for an amount in excess of $10 million individually or $20 million in the aggregate (net of (i) any amount reasonably expected to be collected from (A) an insurer or (B) in connection with a right to indemnification (less any fees, costs and expenses incurred by the Company or any of its Subsidiaries (or any of their respective successors) in connection with such collections) or (ii) the amount reserved therefor in the most recent balance sheet included in the Company Reports), which would reasonably be expected to materially impede, prevent or materially delay the consummation of the Transactions or which would impose any material obligations or restrictions on the business or operations of the Company and its Subsidiaries (taken as a whole) following the Effective Time;

(u)	enter into, amend, modify or terminate any Material Contract, or cancel, modify or waive any material claims held by it or waive any material rights,which if so entered into, amended, modified, terminated, canceled or waived would reasonably be expected to (A) prevent or materially delay or impair the ability of the Company and its Subsidiaries to consummate the Arrangement or (B) materially impair the ability of the Company and its Subsidiaries, taken as a whole, to conduct their business in the Ordinary Course;

(v)	other than in the Ordinary Course, enter into any Contract that would have been a Material Contract of the type contemplated by clauses (viii) or (ix) of Section (13)(a) of Schedule C had it been entered into prior to this Agreement;

(w)

except as contemplated in Section 4.8(2), terminate, cancel or take or fail to take any action that the Company knows, or, if acting reasonably, should know in the Ordinary Course of managing its insurance coverages, will result in the lapse of any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement to the extent such amendment, modification, termination, cancellation or lapse would reasonably be expected to materially reduce, in the aggregate, the insurance coverage currently maintained for the benefit of the Company and its Subsidiaries, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(x)	take any action, or enter into any transaction other than a transaction required, contemplated or permitted by this Agreement or the Arrangement or a transaction carried out in the Ordinary Course, that, in each case, to the Company’s Knowledge would have the effect of materially reducing or eliminating the amount of the Tax cost “bump” otherwise available pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Affiliates or Subsidiaries and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding up of the Company or any of its Subsidiaries (or any of their respective successors); or

(y)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

Section 4.2	Filings; Other Actions; Notifications

(1)

Subject to the terms and conditions set forth in this Agreement, the Parties shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the Transactions as soon as reasonably practicable, including, subject to the provisions of this Section 4.2, preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the Transactions, including the Required Regulatory Approvals. To the extent requested by the Parent, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and Law to obtain as promptly as reasonably practicable all third party consents under Contracts of the Company and its Subsidiaries that are necessary or advisable to be obtained in order to consummate the Transactions; provided that the Parent shall cooperate with the Company in identifying, and to the extent reasonably requested by the Company, obtaining such third party consents. Subject to Law relating to the exchange of information and its compliance with the terms of this Agreement, the Parent shall have the right to direct all matters with any Governmental Entity with respect to the Required Regulatory Approvals consistent with its obligations hereunder and, where reasonably requested by the Parent, the Company shall use its reasonable best efforts to make available its personnel and Representatives at reasonable times for meetings or telephone calls pertaining to such matters; provided that the Parent and, except for communications, submissions, filings and meetings with Governmental Entities in relation to the ICA, the Company shall: (i) have the right to review in advance and, to the extent practicable, consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to the Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transactions, and (ii) to the extent permitted by such Governmental Entity, have the right to attend any meetings or telephone calls with any Governmental Entities regarding such matters. In exercising the foregoing rights, each of the Company and the Parent shall act reasonably and as promptly as practicable. Notwithstanding anything in this Agreement to the contrary (other than Section 8.3), in no event shall the Company, the Parent or any of their respective Subsidiaries be required to (x) make any payments to any third parties if such payment is not contingent upon the occurrence of the Effective Time (other than payments to the Company’s or the Parent’s Representatives for services rendered in connection with the Transactions) or (y) concede anything of value if such concession is not contingent upon the occurrence of the Effective Time, in the case of the foregoing clauses (x) or (y), in order to obtain any consent, approval or waiver under Contracts of the Company and its Subsidiaries or of the Parent and its Subsidiaries from any Person.

(2)	Without limiting the generality of Section 4.2(1), each of the Parties shall as promptly as practicable, and in any event within 15 Business Days after the date hereof in the case of the filings under the HSR Act, the Competition Act and the ICA (provided that the Parent has received all information that it has requested from the Company and its Subsidiaries that is reasonably necessary or appropriate to prepare a filing), make all registrations and filings, and thereafter make any other required submissions with any Governmental Entity or other Persons necessary in connection with the consummation of the Transactions, including the filings required of them or their “ultimate parent entities” under Antitrust Laws. No Party shall voluntarily extend any waiting period under the Antitrust Laws or enter into any agreement with any Governmental Entity to delay or not to consummate the Transactions except with the prior written consent of the other Parties.

(3)	The Company and the Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions; provided, however, that neither the Parent nor the Company is obligated to furnish to the other (other than to outside counsel of such other party on an “outside counsel only” basis) under this Section 4.2 any non-public information or documentation that (x) is submitted with any such statement, filing, notice or application or (y) is unrelated to the Transactions.

(4)	Subject to Law and as required by any Governmental Entity, the Company and the Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by the Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions, as well as final copies of any submissions or filings to, or material communications with, any Governmental Entities; provided that the Parent shall not be obligated to provide the Company with communications, submissions and filings with Governmental Entities in relation to the ICA so long as the Parent keeps the Company reasonably apprised of the status thereof.

(5)	Subject to the terms and conditions set forth in this Agreement, including this Section 4.2(5), each of the Company and the Parent agrees to take or cause to be taken the following actions:

(a)	the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws of non-privileged information and documents requested by any such Governmental Entity or that are necessary, proper or advisable to permit consummation of the Transactions;

(b)	the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions; and

(c)	the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the Arrangement in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, any and all steps necessary to modify, reverse, suspend or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation.

(6)

Notwithstanding anything to the contrary contained in this Agreement, the Parent agrees to use its reasonable best efforts to take (and to cause its Subsidiaries to take) as promptly as practicable (i) any and all steps necessary or advisable to avoid or eliminate each and every impediment and obtain all consents under the Antitrust Laws that may be required by any Governmental Entity so as to enable the consummation of the Transactions as promptly as practicable (and in any event no later than the Outside Date), including, as promptly as practicable, proposing, negotiating, accepting, committing to and effecting, by consent decrees, hold separate orders, trusts, or otherwise (and the entry into agreements with, and submission to orders of, the relevant Governmental Entity) (A) the sale, divestiture, license or grant of a right of use, disposition of, or holding separate of assets, businesses, rights, licenses or products or product lines of the Company, the Parent and/or their respective Subsidiaries and (B) operational or other restrictions or limitations) with respect to the Company, the Parent and their respective Affiliates (such steps in the foregoing clauses (A) and (B), (the “Regulatory Efforts Steps”), in each case as may be required in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order (including any preliminary or permanent injunction), that would otherwise have the effect of preventing or materially delaying the consummation of Transactions and (ii) any and all actions necessary or advisable in order to ensure that (I) no requirement for any non-action by or consent or approval of any Governmental Entity with respect to any Antitrust Law, (II) no Order in any suit or proceeding with respect to any Antitrust Laws, and (III) no other matter relating to any Antitrust Laws would prevent or materially delay the consummation of the Transactions; provided, that, notwithstanding the foregoing or anything to the contrary contained in this Agreement, the Parties hereby agree and acknowledge that neither this Section 4.2(6) nor any other provisions in this Agreement shall require, or be construed to require, the Parent or the Company or any of their respective Subsidiaries or other Affiliates, in order to obtain any Required Regulatory Approvals under Antitrust Laws, to agree to, accept or implement any Regulatory Efforts Steps or other actions of the type described in the foregoing clause (ii) to the extent that such Regulatory Efforts Steps or other actions would constitute a Burdensome Condition; provided further that Parent can compel the Company and its Subsidiaries to take or agree to take any Regulatory Efforts Steps or other actions to the extent such Regulatory Efforts Steps would only take effect after the Effective Time.

(7)	The obligations of the Company under this Section 4.2 shall not limit or modify its rights under Article 5. The obligations of the Company with respect to the Company Meeting and the Company Circular shall be governed by Section 2.3 and Section 2.4 and not this Section 4.2.

(8)	Notwithstanding anything to the contrary herein or in the Plan of Arrangement, each document, instrument or agreement necessary or contemplated to effectuate the steps set forth in Section 2.3(a) through Section 2.3(i), and Section 2.3(l) through Section 2.3(m) of the Plan of Arrangement (including the Funding Note, the Company Sub 2 Repayment Agreement, the Company Sub 2 Luxco Repayment Agreement and the Company Sub 3 Luxco Repayment Agreement (each as defined in the Plan of Arrangement)) shall be in form and substance satisfactory to the Parent and the Company, each acting reasonably. Without limiting the generality of the foregoing, no such document, instrument or agreement shall contain terms or conditions that would prevent or delay the consummation of the Arrangement or impose additional conditions with respect thereto.

Section 4.3	Access to Information; Confidentiality

(1)

Subject to Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford the Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to the Parent all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 4.3 shall affect or be deemed to modify any representation or warranty made by the Company herein and provided further that the foregoing shall not require the Company to permit any inspection, or to disclose any information that in the reasonable judgment of the Company would (a) result in the disclosure of any Trade Secrets of third parties, (b) violate any Law or Contract to which the Company or any of its Subsidiaries is subject, so long as the Company has used its and has caused its Subsidiaries to use their, reasonable efforts to avoid the applicability of any such Law or request a waiver with respect to any such Contract or (c) disclose any privileged information of the Company or any of its Subsidiaries.

(2)	The Purchaser acknowledges that the Confidentiality Agreement continues to apply and that any requests for information and any information provided pursuant to this Agreement shall be subject to the terms of the Confidentiality Agreement. In the event that this Agreement is terminated in accordance with its terms, the Company and the Parent (on behalf of itself and its Affiliates to the extent currently bound by the Confidentiality Agreement) agrees that the term of the Confidentiality Agreement shall be extended through the 18-month anniversary of the date of such termination.

Section 4.4	Delisting

Prior to the Effective Time, the Company shall cooperate with the Parent and use reasonable best efforts to take, or cause to be taken, all actions, and use reasonable best efforts to do or cause to be done all things, reasonably necessary, proper or advisable on its part under Law and rules and policies of the TSX and NASDAQ to enable the delisting by the Company of the Common Shares from the TSX, NASDAQ and the deregistration of the Common Shares under the U.S. Exchange Act as promptly as reasonably practicable after the Effective Time. If the Company is reasonably likely to be required to file any quarterly or annual reports pursuant to the U.S. Exchange Act during the period between the filing date of the Form 25 and the filing date of the Form 15, in each case to be filed in connection with the Transactions (such time period the “Delisting Period”), the Company will use commercially reasonable efforts to deliver to the Parent at least three Business Days prior to Closing, a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during the Delisting Period.

Section 4.5	Section 16 Matters

Prior to the Effective Time, the Company and the Parent shall take all such steps as may be required to cause any dispositions of Common Shares (including derivative securities with respect to Common Shares) or, to the extent applicable, acquisitions of Parent Shares (including derivative securities with respect to Parent Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the U.S. Exchange Act.

Section 4.6	Pre-Acquisition Reorganization

(1)

The Company agrees that, upon request by the Purchaser, the Company shall use all commercially reasonable efforts to: (i) effect such reorganizations of the Company’s and its Subsidiaries’ respective corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (including the continuance of the Company and/or any of its Subsidiaries under the Laws of another jurisdiction or amending the Organizational Documents of the Company and/or any of its Subsidiaries) (each, a “Pre-Acquisition Reorganization”); and (ii) cooperate with the Purchaser and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Company shall be required to take the foregoing actions only to the extent that the Company determines in good faith that: (a) the Pre-Acquisition Reorganizations are not prejudicial or adverse to the Company or any of its Subsidiaries (having regard to the indemnities provided herein), or any of the Company Securityholders; (b) the Pre-Acquisition Reorganizations do not impair the ability of any of the Parties to complete the Arrangement or delay the completion of the Arrangement; (c) the Pre-Acquisition Reorganizations are only effected on the Closing Date and as close as reasonably practicable to immediately prior to the Effective Time; (d) none of the Company or its Subsidiaries is required to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any Company Securityholder incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.6; (e) the Pre-Acquisition Reorganizations do not result in any breach by the Company or any of its Subsidiaries of any Contract or any breach by the Company or any of its Subsidiaries of their respective Organizational Documents or Law; (f) the Pre-Acquisition Reorganizations do not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, taken as a whole; (g) the Pre-Acquisition Reorganizations do not require the Company to obtain approval of the Company Securityholders (other than in respect of the Arrangement Resolution at the Company Meeting); (h) the Pre-Acquisition Reorganizations do not impact the value or type of Consideration to be received by Common Shareholders under the Arrangement; (i) the Pre-Acquisition Reorganizations shall not become effective unless (A) the Parent and the Purchaser each has irrevocably waived or irrevocably confirmed in writing the satisfaction of all conditions in its favor under Section 6.1 and Section 6.2 and shall have irrevocably confirmed in writing that each of them shall promptly and without condition (other than compliance with this Section 4.6) proceed to effect the Arrangement and (B) the Parent or the Purchaser shall have deposited cash with the Depositary in the manner contemplated in, and sufficient to satisfy their obligations pursuant to, Section 2.10. The Parent and the Purchaser waive any breach of a representation, warranty or covenant by the Company, where such breach is a direct or indirect result of an action taken by the Company or any of its Subsidiaries in good faith pursuant to a request by the Purchaser in accordance with this Section 4.6. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Time. Upon receipt of such notice, the Purchaser and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement, to give effect to such Pre-Acquisition Reorganization; provided that such amendments do not require the Company to obtain approval of securityholders of the Company (other than as properly put forward and approved at the Company Meeting). If the Arrangement is not completed, the Parent or the Purchaser shall, upon request by the Company (x) forthwith reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization; and (y) indemnify the Company for any liabilities, losses, damages, claims, reasonable costs and expenses, interest awards, judgements, penalties and Taxes (other than those reimbursed in accordance with the foregoing) suffered or incurred by the Company in connection with or resulting from any Pre-Acquisition Reorganization and in connection with or resulting from reversing or unwinding any Pre-Acquisition Reorganization (where such reversal is determined by the Company to be necessary, acting reasonably).

(2)	Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (the “Bump Transactions”) designed to step up the Tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably required by Purchaser and available to the Company in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by the Purchaser, provided that the Company shall not be required to perform any calculations, prepare summaries or otherwise create records or other work product that is not in existence on the date hereof.

(3)	Notwithstanding anything to the contrary in this Agreement, the Company shall be deemed to have complied with this Section 4.6 unless the actions contemplated by this Section 4.6 have not occurred primarily as a result of the Company’s wilful and material breach of its obligations under this Section 4.6.

Section 4.7	Public Communications

The Parties shall (a) agree on any press release or other public statement in connection with the execution of this Agreement and (b) except for communications contemplated by Article 2 or Article 5, consult with each other before issuing, and provide each other the opportunity to review and comment on, any other press release or other public statements with respect to the Arrangement and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by Law.

Section 4.8	Insurance and Indemnification

(1)

From and after the Effective Time, each of the Parent and the Company agrees that it will indemnify and hold harmless each present and former director and officer of the Company (in each case, when acting in such capacity), determined as of the Effective

Time (the “Indemnified Persons”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, arising out of such Person’s service as a director or officer of the Company or any of its Subsidiaries or services performed by such Persons (in their capacity as a director or officer of the Company or any of its Subsidiaries) at the request of the Company or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Yukon Law and its Organizational Documents in effect on the date of this Agreement to indemnify such Person (and the Parent or the Company shall also advance expenses as incurred to the fullest extent permitted under Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided further that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Yukon Law and the Company’s Organizational Documents shall be made by independent counsel mutually acceptable to the Company and the Indemnified Person, each acting reasonably.

(2)	For not less than six years from and after the Effective Time, the Organizational Documents of the Company and of its Subsidiaries (or any of their respective successors) shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors and officers of the Company and its Subsidiaries than such provisions set forth in such Organizational Documents in effect as of the date hereof. The Parent shall cause the Company and its Subsidiaries (or any of their respective successors) to honor and fulfill the contractual indemnification rights in existence as of the date of this Agreement with any of the directors and officers of the Company or any of its Subsidiaries in accordance with their terms following the Effective Time.

(3)

Prior to the Effective Time, the Company shall, and if the Company is unable to, the Parent shall cause the Company as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement, the Transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in Section 4.8 of the Company Disclosure Letter. If the Company and the Parent for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Company shall, and the Parent shall cause the Company to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Company shall, and the Parent shall cause the Company to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the Parent or the Company be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the annual premiums of such insurance coverage exceed such amount, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(4)	If the Parent or the Company or any of their respective successors or assigns (a) shall amalgamate, consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such amalgamation, consolidation or merger or (b) shall liquidate or dissolve or transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, the Parent shall cause proper provisions to be made so that the successors and assigns of the Parent or the Company shall assume all of the obligations set forth in this Section 4.8.

(5)	The provisions of this Section 4.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons.

(6)	The rights of the Indemnified Persons under this Section 4.8 shall be in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company, or under any applicable Contracts or Laws.

Section 4.9	Transaction Litigation

The Parties shall use their respective reasonable best efforts to prevent the entry of (and, if entered, to have vacated, lifted, reversed or overturned) any Order that results from any shareholder litigation against the Parties or any of their respective directors or officers relating to this Agreement or the Transactions; provided, however, in the event that any shareholder litigation related to this Agreement or the Transactions is brought, or, to the Company’s Knowledge, threatened in writing, against the Company or any members of the Board after the date of this Agreement and prior to the Effective Time (“Transaction Litigation”) (a) the Company shall reasonably promptly notify the Parent of any such Transaction Litigation and shall keep the Parent reasonably informed with respect to the status thereof, (b) the Company shall give the Parent the opportunity to consult with the Company regarding the defense of any Transaction Litigation and (c) the Company (i) shall give due consideration to Parent’s advice with respect to Transaction Litigation and (ii) shall not settle any Transaction Litigation without the Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that notwithstanding the foregoing clause (c)(ii), the Company may, without Parent’s prior written consent, settle Transaction Litigation to the extent that such settlement only obligates the Company or its Subsidiaries for (A) the issuance of additional disclosure and/or (B) the payment of money if the amount of money to be paid in connection with such settlement does not exceed any insurance proceeds that the Company reasonably expects to receive with respect to such Transaction Litigation and any deductible in respect thereof.

Section 4.10	Debt Redemptions

(1)	Credit Agreement. If requested by the Parent, and subject to the Parent’s reasonable cooperation therewith, the Company shall use its reasonable best efforts (i) to deliver all notices and take all other reasonable and customary actions necessary to effect at Closing the payoff, discharge and termination of all outstanding obligations under the Existing Credit Facility and (ii) in connection with such payoff, discharge and termination of such indebtedness to obtain customary payoff letters and instruments of discharge to be delivered at, and effective at, Closing, which payoff letters and instruments of discharge will evidence the payoff, discharge and termination in full (and, to the extent of any existing letters of credit, at the Parent’s option, cash collateralization, “grandfathering” of letters of credit or issuance of a “back-to-back” letter of credit in respect thereof) on the Closing Date of all amounts payable under the Existing Credit Facility and the release of all Liens and pledges of collateral securing such Existing Credit Facility (it being understood that the Company shall have no obligation to pay or discharge any such indebtedness). The Parent shall irrevocably payoff or cause to be paid off immediately prior to the filing of the Articles of Arrangement with the Registrar pursuant to Section 2.9 (including by means of the Company immediately prior to the filing of the Articles of Arrangement with the Registrar pursuant to Section 2.9) all outstanding obligations under the Existing Credit Facility.

(2)	Senior Notes. If requested by the Parent, and subject to applicable Law and Contract, the Company shall use its reasonable best efforts to cooperate with the Parent’s and the Purchaser’s efforts to arrange for the satisfaction and discharge by the Parent of the Company’s 4.75% Senior Notes due 2021 (the “Senior Notes”) at Closing, it being understood that the Parent shall irrevocably deposit or cause to be irrevocably deposited (including by means of the Company at Closing) with the trustee at Closing the funds needed to satisfy and discharge the Senior Notes.

(3)

Cooperation. The Company shall, and the Company shall cause each of its Subsidiaries and each of its and their Representatives to, use its respective reasonable best efforts to provide all customary cooperation as may be reasonably requested by the Parent to assist the Parent in the arrangement of any bank debt financing or any capital markets debt financing for the purposes of financing the payment of all amounts contemplated by this Agreement, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the Arrangement and the other transactions contemplated by this Agreement and any other amounts required to be paid in connection with the consummation of the Arrangement; provided, however, that nothing in this Section 4.10(3) shall require such cooperation to the extent it would (A) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment, prior to the occurrence of the Closing or otherwise incur any liability relating to any such debt financing, repayment or refinancing that is effective prior to the occurrence of the Closing, in each case, to the extent the Parent does not have a reimbursement or indemnity obligation to the Company or its Subsidiaries pursuant to subclause (4) below, (B) require the Company or any of its Subsidiaries or their respective Representatives to (x) enter into any instrument or Contract, or agree to any change or modification to any instrument or Contract that is effective prior to the occurrence of the Closing or that would be effective if the Closing does not occur or (y) adopt any resolution or otherwise take any corporate or similar action, (C) would unreasonably interfere with the ongoing operations of the Company or its Subsidiaries or (D) require the Company or any of its Subsidiaries or their respective Representatives to furnish any financial statements, audit reports, comfort letters or legal opinions.

(4)	Costs and Expenses. The Parent shall promptly, upon the written request by the Company, (i) reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ and accountants’ fees) incurred by the Company or any of its Subsidiaries in connection with providing assistance requested by the Parent, pursuant to, and otherwise in connection with taking actions in accordance with, this Section 4.10, and (ii) indemnify the Company and its Subsidiaries for any damages, losses, costs, liabilities or expenses suffered or reasonably incurred by any of them in connection with taking actions requested by the Parent, pursuant to, and otherwise in connection with taking actions in accordance with, this Section 4.10.

Section 4.11	Takeover Statutes

If any Takeover Statute or any similar provision in any Organizational Document of the Company or any of its Subsidiaries or other provision that would restrict, prohibit or otherwise impair the Parent’s or the Purchaser’s ability to consummate the Transactions, is or may become applicable to the Transactions, the Company, the Board and the Company’s Affiliates shall use their reasonable best efforts to grant such approvals and take all such actions as are necessary so that the Transactions may be consummated as promptly as reasonably practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on the Transactions.

Section 4.12	Section 338(g) Election

To the extent permitted by applicable Law, the Parent, in its sole discretion, may cause the election provided under Section 338(g) of the Code to be made with respect to the Company and any of its Subsidiaries in connection with the acquisition of the Common Shares pursuant to this Agreement.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1	Non-Solicitation

(1)

The Company shall (i) immediately cease and cause to be terminated any discussions or negotiations that may be ongoing with any Person with respect to an Acquisition Proposal made by or on behalf of such Person and (ii) promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any of its Subsidiaries to return or destroy all non-public information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries. Except as expressly permitted by this Article 5, the Company and its

Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ respective officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives (collectively, “Representatives”) not to:

(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing any non-public information) any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to, an Acquisition Proposal;

(b)	engage or participate in any discussions or negotiations regarding any Acquisition Proposal with the Person making such Acquisition Proposal (or any of such Person’s Representatives), provided that the Company and its Representatives may ascertain facts from the Person making such Acquisition Proposal (and such Person’s Subsidiaries and its and their respective Representatives) for the sole purpose of the Board informing itself about such Acquisition Proposal and the Person that made it (and such Person’s Subsidiaries and its and their respective Representatives);

(c)	(i) withhold, withdraw or modify or qualify (in a way adverse to Parent), or publicly propose to withhold, withdraw or modify or qualify (in a way adverse to Parent), the Board Recommendation or (ii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal (the actions in this clause (c), an “Adverse Recommendation Change”); or

(d)	approve, endorse, recommend or enter into or publicly propose to approve, endorse, recommend or enter into, any agreement, any letter of intent, understanding, agreement or arrangement (other than a confidentiality agreement entered into in compliance with Section 5.2 and any customary engagement, joint defense, clean team or similar agreements) to effect an Acquisition Proposal (an “Alternative Transaction Agreement”) with the Person making such Acquisition Proposal (or any of its Subsidiaries).

(2)	Except as expressly permitted by this Article 5, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to:

(a)	in the event that any Takeover Statute is applicable to any transactions contemplated by an Acquisition Proposal, take any action to make the provisions of such Takeover Statute inapplicable to such transactions except in connection with an Adverse Recommendation Change; or

(b)

terminate, amend, release or modify or knowingly and intentionally fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of an Acquisition Proposal, provided that the Company and its Subsidiaries and their respective Representatives may amend, release or fail to enforce or grant any such permission, waiver or request if the Board determines in its good faith judgment after consultation with outside legal counsel that the failure to do so could be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

Section 5.2	Responding to an Acquisition Proposal

(1)	Notwithstanding anything in this Agreement to the contrary, if at any time prior to obtaining the approval of the Arrangement Resolution at the Company Meeting, the Company or any of its Subsidiaries or any of its or their respective Representatives receives from a Person a written Acquisition Proposal that was not solicited, initiated, knowingly encouraged or otherwise knowingly facilitated in violation of Section 5.1(1)(a), the Company may, in response to such Acquisition Proposal, (i) furnish information with respect to the Company or its Subsidiaries or relating to such Acquisition Proposal in response to a request therefor by any such Person and (ii) engage in or participate in discussions or negotiations with any such Person regarding such Acquisition Proposal, if and only if:

(a)	prior to the taking of any such action, the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and that the failure to take such action could be reasonably likely to be inconsistent with its fiduciary duties under Law; and

(b)	prior to providing any such non-public information, the Company enters into a confidentiality agreement with such Person that is on terms and conditions no less onerous or more beneficial in the aggregate to such Person than those set forth in the Confidentiality Agreement, provided that such agreement need not prohibit the making or amendment of any Acquisition Proposal and may not include any provision granting any Person an exclusive right to negotiate with the Company.

Section 5.3	Adverse Recommendation Change; Alternative Transaction Agreement

(1)	Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the approval of the Arrangement Resolution at the Company Meeting, the Board may, in response to a bona fide written Acquisition Proposal that was not directly or indirectly, solicited, initiated, knowingly encouraged or otherwise knowingly facilitated in violation of Section 5.1(1)(a), effect an Adverse Recommendation Change and/or enter into an Alternative Transaction Agreement, if and only if:

(a)	the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal;

(b)	the Company provides the Parent four Business Days’ written notice of its intention to take such action (a “Superior Proposal Notice”), which notice shall include a copy of such Acquisition Proposal (it being agreed that neither the delivery of a Superior Proposal Notice nor any public announcement thereof that the Company has determined in good faith after consultation with its outside legal counsel it is required to make under Law shall constitute an Adverse Recommendation Change unless and until the Company shall have failed within 24 hours after the end of the Matching Period (after giving effect to the last sentence of this Section 5.3(1)) (and, upon the occurrence of such failure, such Superior Proposal Notice and such public announcement shall constitute an Adverse Recommendation Change) to publicly announce that it (A) is recommending the Transactions and (B) has determined that such other Acquisition Proposal (taking into account (x) any modifications or adjustments made to the Transactions agreed to by the Parent in writing and (y) any modifications or adjustments made to such other Acquisition Proposal) is not a Superior Proposal and has publicly rejected such Acquisition Proposal);

(c)	during the four Business Day period following the Purchaser’s receipt of the Superior Proposal Notice (the “Matching Period”), the Board and, if requested by the Parent, the Company’s Representatives have negotiated in good faith with the Parent (to the extent the Parent desires to negotiate) regarding any revisions to the terms of the Transactions proposed by the Parent in response to such Acquisition Proposal;

(d)	at the end of the Matching Period, the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel (and taking into account any amendment or modification to the terms of this Agreement or the Transactions that the Parent has agreed in writing to make), that such Acquisition Proposal constitutes a Superior Proposal, and that the failure to take such action could be reasonably likely to be inconsistent with its fiduciary duties under Law; and

(e)	prior to or concurrently with taking any such action, the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Fee pursuant to Section 8.2.

Any material amendment or modification to any such Acquisition Proposal shall require a new Superior Proposal Notice and the Parent shall be afforded a new Matching Period (except that references to the four Business Day period shall be deemed to be references to a two Business Day period; provided that such new Matching Period shall in no event shorten the original Matching Period).

(2)	Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the approval of the Arrangement Resolution at the Company Meeting, the Board may, in response to an Intervening Event, effect an Adverse Recommendation Change (but may not, for the avoidance of doubt, terminate this Agreement by virtue of such Adverse Recommendation Change) if and only if:

(a)	the Company provides the Parent four Business Days’ written notice of its intention to take such action (an “Intervening Event Notice”), which notice shall describe in reasonable detail such Intervening Event and specify with reasonable detail the reasons of the Board for proposing to effect an Adverse Recommendation Change (it being agreed that neither the delivery of an Intervening Event Notice nor any public announcement thereof that the Company has determined in good faith it is required to make under Law shall constitute an Adverse Recommendation Change unless and until the Company shall have failed within 24 hours after the end of the Intervening Event Matching Period (and, upon the occurrence of such failure, such Intervening Event Notice and such public announcement shall constitute an Adverse Recommendation Change)) to publicly announce that it is recommending the Transactions (taking into account any modifications or adjustments made to the Transactions agreed to by the Parent in writing);

(b)	during the four Business Day period following the Purchaser’s receipt of the Intervening Event Notice (the “Intervening Event Matching Period”), the Board and, if requested by the Parent, the Company’s Representatives, have negotiated in good faith with the Parent (to the extent the Parent desires to negotiate) regarding any revisions to the terms of the Transactions proposed by the Parent in response to such Intervening Event; and

(c)	at the end of the Intervening Event Matching Period, the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel (and taking into account any amendment or modification to the terms of this Agreement or the Transactions that the Parent has agreed in writing to make), that the failure to take such action could be reasonably likely to be inconsistent with its fiduciary duties under Law.

Section 5.4	Notification of Acquisition Proposals; Certain Disclosure; Subsidiaries and Representatives

(1)

In addition to the obligations of the Company under Section 5.2 and Section 5.3, if the Company or any of its Subsidiaries or any of their respective Representatives receives any inquiry, proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal or any request for non-public information relating to the Company or any Subsidiary (other than requests for information unrelated to an Acquisition Proposal) or any request for discussions or negotiations regarding any Acquisition Proposal, the Company shall promptly (and in any event within 24 hours) notify the Purchaser orally and in writing of such Acquisition Proposal, inquiry, proposal, offer or request, and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide to the Parent copies of any such Acquisition Proposal, inquiry, proposal, offer or request (or where no such copies are available, a reasonably detailed written description thereof). The Company shall keep the Parent reasonably informed (orally or in writing) on a reasonably current basis of the status of any such Acquisition Proposal, inquiry, proposal, offer or request (including the material terms and conditions thereof and any modification thereto), and any material developments, discussions and negotiations with respect thereto, including furnishing copies of all offer letters, term sheets, written proposals or similar documents, in each case, offering or proposing to effect an Acquisition Proposal, and any draft agreements to effect the applicable Acquisition Proposal. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify the Parent orally and in writing if it determines to begin providing information or to begin engaging in discussions or negotiations relating to an Acquisition Proposal pursuant to this Article 5. The Company shall, subject to applicable restrictions under Law, prior to or substantially concurrent with the time it is provided to any Persons, provide to the Parent any non-public information concerning the Company or any of its Subsidiaries that the Company provided to any Person in connection with any Acquisition Proposal which was not previously provided to the Parent.

(2)	Nothing contained in this Agreement shall prevent the Board from: (i) complying with Section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; (ii) taking and disclosing to the Common Shareholders, as applicable, a position contemplated by Rule 14e-2(a) promulgated under the U.S. Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the U.S. Exchange Act; (iii) making any disclosure to any Company Securityholders, if the Board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would be inconsistent with its duties to such Company Securityholders or would violate Securities Laws; or (iv) making accurate disclosure to Company Securityholders of (x) factual information regarding the business, financial condition or results of operations of the Company or (y) the fact that an Acquisition Proposal has been made, the identity of the Person making such Acquisition Proposal or the material terms of such Acquisition Proposal (and such disclosure shall not be deemed to be an Adverse Recommendation Change), so long as any disclosure contemplated by this Section 5.4(2) does not contain an Adverse Recommendation Change.

ARTICLE 6

CONDITIONS

Section 6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Parties on or prior to the Effective Time:

(1)	Regulatory Approvals. (a) The waiting period (and any extension thereof) applicable to the consummation of the Arrangement under the HSR Act shall have expired or shall have been terminated and (b) all of the other approvals, clearances, filings or waiting periods of Governmental Entities set forth in Section 6.1(a) of the Company Disclosure Letter (the foregoing clauses (a) and (b) together, the “Required Regulatory Approvals”) applicable to the consummation of the Arrangement shall have expired or been made or obtained, as the case may be.

(2)	Arrangement Resolution. The Arrangement Resolution shall have been approved and adopted by the Common Shareholders entitled to vote thereon at the Company Meeting in accordance with the Interim Order.

(3)	Final Order. The Final Order has been obtained and has not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(4)	No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have issued or entered any judgment, order, award, injunction or decree (whether temporary, preliminary or permanent) that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Arrangement (collectively, an “Order”).

Section 6.2	Additional Conditions Precedent to the Obligations of the Parent and the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Parent on or prior to the Effective Time:

(1)

Representations and Warranties. (i) The representations and warranties of the Company set forth in clause (i) of the second sentence of Section (6) (Absence of Certain Changes) of Schedule C shall be true and correct as of the Closing Date as though made on and as of such date; (ii) the representations and warranties of the Company set forth in Section (2)(a) (Capital Structure) of Schedule C (other than the last two sentences thereof) shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent that any of the representations and warranties referred to in this Section 6.2(1)(ii) expressly speaks as of an earlier date, in which case the accuracy of such representations and warranties shall be measured as of such earlier date), in each case except for any failures to be so true and correct that, individually and in the aggregate are immaterial; (iii) the representations and warranties of the Company set forth in the first sentence of Section (1) (Organization, Good Standing and Qualification) of Schedule C, the first sentence of Section (3)(a) and Section (3)(b) (Corporate Authority; Approval and Fairness) of Schedule C and Section (22) (Brokers and Finders) of Schedule C shall be true and correct in all material respects as of the Closing Date as though made on and as of such date (except to the extent that any of the representations and warranties referred to in this Section 6.2(1)(iii) expressly speaks as of an earlier date, in which case the accuracy of such representations and warranties shall be measured as of such earlier date); and (iv) the representations and warranties of the Company set forth in Schedule C (other than those referred to in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent that any of the representations and warranties referred to in this Section 6.2(1)(iv) expressly speaks as of an earlier date, in which case such representation and warranty shall be measured as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 6.2(1)(iv) shall be satisfied unless the failure of such representations and warranties of the Company to be so true and correct has had or would reasonably be expected to have a Material Adverse Effect (without giving effect to any “Material Adverse Effect”, “materiality” or similar qualifications contained therein).

(2)	Performance of Covenants. The Company shall have fulfilled or complied in all material respects with the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time.

(3)	Officer Certificate. The Parent and the Purchaser shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company, on behalf of the Company, to the effect that the conditions set forth in Section 6.2(1) and Section 6.2(2) have been satisfied.

(4)	No Burdensome Condition. All the Required Regulatory Approvals under Antitrust Laws shall have been satisfied or obtained without any such Required Regulatory Approval under Antitrust Laws having imposed a Burdensome Condition other than one to which the Parent has previously consented to in writing.

Section 6.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Company on or prior to the Effective Time:

(1)	Representations and Warranties. (i) The representations and warranties of the Parent and the Purchaser set forth in the first sentence of Section (2) of Schedule D (Corporate Authority) shall be true and correct in all material respects as of the Closing Date as though made on and as of such date (except to the extent that any of the representations and warranties referred to in this Section 6.3(1)(i) expressly speaks as of an earlier date, in which case the accuracy of such representations and warranties shall be measured as of such earlier date), and (ii) the representations and warranties of the Parent and the Purchaser set forth in Schedule D (other than those referred to in clause (i)), shall be true and correct in all material respects as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be measured as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 6.3(1)(ii) shall be satisfied unless the failure of such representations and warranties of the Parent to be so true and correct, individually or in the aggregate, would prevent, materially delay or materially impair the ability of the Parent and the Purchaser to consummate the Transactions (without giving effect to any “materiality” or similar qualifications contained therein).

(2)	Performance of Covenants. The Parent and the Purchaser shall have fulfilled or complied in all material respects with their respective covenants contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time.

(3)	Officer Certificate. The Company shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Parent, on behalf of the Parent and the Purchaser, to the effect that the conditions set forth in Section 6.3(1) and in Section 6.3(2) have been satisfied.

Section 6.4	Frustration of Closing Conditions

Neither the Company nor the Parent nor the Purchaser may rely, either as a basis for not consummating the Transactions or terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such Party’s breach in any respect of any provision of this Agreement was the primary cause of such failure.

ARTICLE 7

TERM AND TERMINATION

Section 7.1	Term

Subject to Section 7.3, this Agreement shall be effective from the date hereof until the earlier of the performance by each Party of its covenants and obligations hereunder and the termination of this Agreement in accordance with its terms.

Section 7.2	Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Parent, on its own behalf and on behalf of the Purchaser, if:

(i)	the Arrangement Resolution is not approved by Common Shareholders entitled to vote thereon at the Company Meeting in accordance with the Interim Order; or

(ii)	any court or other Governmental Entity of competent jurisdiction has issued or entered any final and non-appealable Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) if such Order was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder, or if such Party has not complied with its obligations pursuant to this Agreement, including its obligations to prevent the issuance or entry of and to remove such Order (it being understood and agreed that the Parent and the Purchaser shall be deemed to be a single Party for purposes of the foregoing proviso); or

(iii)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder (it being understood and agreed that the Parent and the Purchaser shall be deemed to be a single Party for purposes of the foregoing proviso); or

(c)	the Company if:

(i)	the Parent or the Purchaser shall have breached any representation or warranty or failed to perform any covenant or other agreement in this Agreement, which breach or failure to perform (A) is incapable of being cured by the Parent or the Purchaser prior to the Outside Date or otherwise is not cured by the earlier of (x) 20 Business Days following written notice by the Company to the Parent and the Purchaser of such breach and (y) the Outside Date and (B) would cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied; or

(ii)	prior to the approval of the Arrangement Resolution at the Company Meeting, in order to enter into an Alternative Transaction Agreement with respect to a Superior Proposal in accordance with Section 5.3(1), provided the Company has complied with its obligations under Section 5.3(1) with respect thereto and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 8.2; or

(d)	the Parent, on its own behalf and on behalf of the Purchaser, if:

(i)	the Company shall have breached any representation or warranty or failed to perform any covenant or agreement in this Agreement, which breach or failure to perform (A) is incapable of being cured by the Company prior to the Outside Date or otherwise is not cured by the earlier of (x) 20 Business Days following written notice by the Parent and the Purchaser to the Company of such breach and (y) the Outside Date, and (B) would cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied; or

(ii)	prior to the approval of the Arrangement Resolution at the Company Meeting, the Board has effected an Adverse Recommendation Change.

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.2, Section 4.3(2), Section 4.6 (only with respect to cost reimbursement and indemnification), Section 4.10 (only with respect to cost reimbursement and indemnification), this Section 7.3 and Section 8.2 through to and including Section 8.15 shall survive; and (c) neither the termination of this Agreement nor anything contained in this Section 7.3 shall relieve any Party from any liability for any wilful breach of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1	Modifications or Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be modified or amended by mutual written agreement, executed and delivered by duly authorized officers of the respective Parties, without further notice to or authorization on the part of the Common Shareholders, and any such modification amendment may, subject to the Interim Order and Final Order and Law:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 8.2	Termination Fees

(1)	If a Termination Fee Event occurs, the Company shall pay the Parent (or its designee) the Termination Fee in accordance with Section 8.2(3).

(2)	For the purposes of this Agreement, “Termination Fee” means $450,000,000, and “Termination Fee Event” means the termination of this Agreement:

(a)	pursuant to Section 7.2(1)(d)(ii);

(b)	by the Company pursuant to Section 7.2(1)(b)(i) at a time when the Parent was entitled to terminate this Agreement pursuant to Section 7.2(1)(d)(ii) by virtue of an Adverse Recommendation Change pursuant to Section 5.3(2);

(c)	pursuant to Section 7.2(1)(c)(ii); or

(d)	pursuant to (A) Section 7.2(1)(b)(i) or (B) Section 7.2(1)(b)(iii) without the vote of the Common Shareholders contemplated by this Agreement at the Company Meeting having occurred, if:

(i)

an Acquisition Proposal received after the date of this Agreement has been publicly announced or, in the case of clause (d)(B), otherwise communicated to the Company or the Board, prior to, in the case of clause

(d)(A), the date of the Company Meeting, and in the case of clause (d)(B), the date of termination, and, in the case of clause (d)(A), has not been publicly withdrawn at least two Business Days prior to the date of the Company Meeting, or, in the case of clause (d)(B), has not been withdrawn prior to the date of termination; and

(ii)	within one year following the date of such termination, (A) a transaction to effect any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company or any of its Subsidiaries enters into a definitive agreement to effect any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not within such one year period).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20%” or “80%” shall be deemed to be references to “50%”.

(3)	If a Termination Fee Event set forth in Section 8.2(2)(c) occurs, the Termination Fee shall be paid prior to or concurrently with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 8.2(2)(a) or Section 8.2(2)(b), the Termination Fee shall be paid within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 8.2(2)(d), the Termination Fee shall be paid upon the consummation of such transaction referred to therein. Any Termination Fee shall be paid by the Company to the Parent by wire transfer in immediately available funds to an account designated by the Parent (or its designee).

(4)	If the Company is required by Law to deduct or withhold any Taxes from any payment of a Termination Fee, (i) the Company shall make such required deductions or withholdings, and (ii) the Company shall remit the full amount deducted or withheld to the appropriate Governmental Entity in accordance with Law.

(5)

Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to pay the Termination Fee when due, and in order to obtain such payment, the Parent or the Purchaser commences a suit that results in a judgment against the Company for the Termination Fee that has become final and non-appealable, the Company shall pay interest on the Termination Fee from the date that the payment of the Termination Fee was due to the date of actual payment at the rate equal to the prime rate published in The Wall Street Journal for the relevant period, together with the costs and expenses of the Parent or the Purchaser (including reasonable legal fees and expenses) in connection with such suit. Notwithstanding anything to the contrary in this Agreement (other than with respect to claims made by or on behalf of a Person based upon, arising out of or relating to any wilful breach of this Agreement as provided in Section 7.3), in the event that the Termination Fee is paid in accordance with this Section 8.2, payment of the Termination Fee shall be the sole and exclusive remedy, from and after the termination of this Agreement, of the Parent, the Purchaser and their respective shareholders, directors, officers, employees, Affiliates and other Representatives against the Company, its Subsidiaries and their respective shareholders, directors, officers, employees, Affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the transactions contemplated by this Agreement, and in no event after payment of the Termination Fee shall the Parent, the Purchaser or any other such Person seek to recover any other monetary damages or seek any other remedy based on a claim in law or equity, in Contract, tort or otherwise, with respect to any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the transactions contemplated by this Agreement. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Termination Fee, expanding the circumstances in which the Termination Fee is to be paid or restricting or modifying the other rights of any Party, in the event of the valid termination of this Agreement under circumstances in which the Termination Fee is payable pursuant to this Section 8.2, it is agreed that the Termination Fee is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration.

Section 8.3	Expenses

(1)	Except as provided in Section 4.6, Section 4.10, Section 8.2 and Section 8.3(2), all costs, expenses and fees (including out-of-pocket third party transaction expenses) incurred in connection with this Agreement, the Plan of Arrangement and the Transactions, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such costs, expenses and fees whether or not the Arrangement is consummated.

(2)	The Purchaser and the Company shall each be responsible for paying one-half of any filing fee and related Taxes to any Governmental Entity in connection with obtaining the Required Regulatory Approvals.

Section 8.4	Notices

Any notice, instruction, consent, demand, waiver, request or other communication given regarding the matters contemplated by this Agreement will be sufficient and deemed to be given and received on the date of receipt by the recipient thereof if received prior to 4:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if in writing and (i) hand delivered, (ii) sent by certified or registered mail, (iii) sent by an nationally recognized express courier or (iv) sent by facsimile or email; provided that the facsimile or email transmission is promptly confirmed by telephonic confirmation thereof, addressed as follows (or at such other address, facsimile number or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 8.4):

(a)	to the Parent and the Purchaser at:

UnitedHealth Group Incorporated

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, MN 55343

Attention:	David S. Wichmann
Marianne D. Short
Telephone:	(952) 936-1300
Facsimile:	(952) 936-3007

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:	Keith A. Pagnani
Melissa Sawyer
Telephone:	(212) 558-4000
Facsimile:	(212) 558-3588
Email:	pagnanik@sullcrom.com
sawyerm@sullcrom.com

and

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000

Toronto, ON M5L 1A9

Attention:	Geoff Belsher
Michael Gans
Telephone:	(416) 863-2400
Facsimile:	(416) 863-2653
Email:	geoff.belsher@blakes.com
michael.gans@blakes.com

(b)	to the Company at:

Catamaran Corporation

1600 McConnor Parkway

Schaumburg, IL 60173

Attention:	Mark Thierer
Cliff Berman

Telephone:	(800) 282-3232
Facsimile:	(224) 231-1935

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, IL 60603

Attention:	Thomas A. Cole
Gary D. Gerstman
Scott R. Williams
Michael P. Heinz
Telephone:	(312) 853-7000
Facsimile:	(312) 853-7036
Email:	tcole@sidley.com
ggerstman@sidley.com
swilliams@sidley.com
mheinz@sidley.com

and

Baker & McKenzie LLP

Brookfield Place, Bay/Wellington Tower

181 Bay Street, Suite 2100

Toronto, ON M5J 2T3

Attention:	Kevin G. Rooney
Charlie MacCready
Telephone:	(416) 863-1221
Facsimile:	(416) 863-6275
Email:	kevin.rooney@bakermckenzie.com
Charlie.MacCready@bakermckenzie.com

The failure to send a copy of a notice, instruction, consent, demand, waiver request or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5	Injunctive Relief

The Parties acknowledge and agree that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies the Parties may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement or to an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the first sentence of Section 8.11(2), in the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law. If on the Outside Date, there is a pending Action that has been brought by a Party hereto before a court of competent jurisdiction seeking the remedies provided for in this Section 8.5, then, without further action, the Outside Date shall be automatically extended until the date that is five Business Days after the dismissal, settlement or entry of a final and non-appealable order with respect to such Action.

Section 8.6	Third Party Beneficiaries

(1)	Except (i) as provided in Section 4.8 and Section 8.13 which, without limiting their respective terms, are intended as a stipulation for the benefit of the third Persons mentioned in such provision (the “Covered Persons”), (ii) for the right, after the Effective Time, of the Common Shareholders immediately prior to the Effective Time to receive the Consideration and (iii) for the right, after the Effective Time, of the holders of Company Equity Awards immediately prior to the Effective Time to receive the payments with respect thereto contemplated by Section 2.8, the Company and the Parent and the Purchaser intend and hereby agree that this Agreement will not benefit or create any right or cause of action in favor of any Person other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement set forth herein for any purpose.

(2)	Despite the foregoing, the Parties acknowledge to each of the Covered Persons their direct rights against the applicable Party under Section 4.8 and Section 8.13, which are intended for the benefit of, and shall be enforceable by, each applicable Covered Person, his or her heirs and his or her legal representatives, and for such purpose, the Company or the Parent and the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf; provided that the Parties further agree that the rights of each of the Covered Persons, his or her heirs and his or her legal representatives as contemplated by this Section 8.6 shall not arise unless and until the Effective Time occurs.

Section 8.7	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.8	Entire Agreement

This Agreement, together with the Confidentiality Agreement and the Company Disclosure Letter, constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous agreements, understandings, negotiations, representations, warranties and discussions, whether oral or written, of the Parties.

Section 8.9	Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Company, the Parent and the Purchaser. After that time, it will be binding upon and inure to the benefit of the Company, the Parent and the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights, interests or obligations under this Agreement are assignable, delegable or transferable (as the case may be), in whole or in part, by operation of Law or otherwise without the prior written consent of the other Parties and any attempted or purported assignment, delegation or transfer (as the case may be) in violation of this Section 8.9(2) shall be null and void; provided that the Purchaser may assign, delegate or transfer (as the case may be) all or part of its rights under this Agreement to, and all or part of its obligations under this Agreement may be assumed by, any of its Affiliates if the Purchaser continues to be liable jointly and severally with such Affiliate, as the case may be, for all of its obligations hereunder, and such assignment, delegation or transfer would not be reasonably likely to prevent or delay the Closing or adversely affect any of the Company Securityholders.

Section 8.10	Severability

The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.11	Governing Law; Jurisdiction

(1)	This Agreement will be governed by, construed and interpreted and enforced in accordance with the laws of the State of Delaware, without regard to the conflict of laws, rules or principles thereof (or any other jurisdiction to the extent such laws, rules or principles would direct a matter to another jurisdiction), except that matters relating to the fiduciary duties of the Board and matters related to the effectuation of the Arrangement shall be governed by the Yukon Law.

(2)	All Actions arising out of or relating to this Agreement and the documents referred to herein and in respect of the transactions contemplated hereby and thereby (including the Transactions) shall be heard and determined exclusively in the Court of Chancery of the State of Delaware; provided, however, that if such state court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the United States District Court for the District of Delaware. Consistent with the preceding sentence, the Parties (i) irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware for the purpose of any Action arising out of or relating to this Agreement, the documents referred to herein and in respect of the transactions contemplated herein and thereby (including the Transactions) brought by any party, (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement, the documents referred to herein or the transactions contemplated hereby and thereby (including the Transactions) may not be enforced in or by any of the above-named courts and (iii) irrevocably consent to and grant any such court exclusive jurisdiction over the person of such parties and over the subject matter of such Action and agree that mailing of process or other papers in connection with any such Action in the manner provided in Section 8.4 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

Section 8.12	Rules of Construction

The Parties have participated jointly in negotiating and drafting this Agreement and the Parties to this Agreement waive the application of any Law or rule of construction, providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document and agree this Agreement shall be construed as if drafted jointly.

Section 8.13	No Liability

This Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the entities that are expressly identified as the Parties. No Representative of the Purchaser or the Parent and their respective Affiliates shall have any personal liability whatsoever to the Company or any third party beneficiary under this Agreement or any other document delivered in connection with the transactions contemplated by this Agreement hereby on behalf of the Purchaser, the Parent or their Representatives or agents. No Representative of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser or the Parent under this Agreement or any other document delivered in connection with the transactions contemplated by this Agreement on behalf of the Company or any of its Subsidiaries or their Representatives.

Section 8.14	Waiver of Jury Trial

EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE DOCUMENTS REFERRED TO HEREIN OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES HEREBY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, ANY AGREEMENTS CONTEMPLATED BY THE DOCUMENTS REFERRED TO HEREIN OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.14.

Section 8.15	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or any other form of electronic communication) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section 8.16	Agreements Concerning Parent and the Purchaser

Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by the Purchaser of, and the compliance by the Purchaser with, all of the covenants, agreements, obligations and undertakings of the Purchaser under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by the Purchaser hereunder.

*  *  *  *  *  *  *

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement on the date first written above.

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ David S. Wichmann
Authorized Person

1031387 B.C. UNLIMITED LIABILITY COMPANY

By:	/s/ David S. Wichmann
Authorized Person

CATAMARAN CORPORATION

By:	/s/ Mark A. Thierer
Authorized Person

[Signature Page to Arrangement Agreement]

SCHEDULE A

PLAN OF ARRANGEMENT

Schedule A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 195

OF THE BUSINESS CORPORATIONS ACT (YUKON)

ARTICLE 1

INTERPRETATION

1.1	Definitions

Unless indicated otherwise, any capitalized term used herein but not defined shall have the meaning ascribed thereto in the Arrangement Agreement and the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

“Affiliate” with respect to any Person, means any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person (for purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise).

“Aggregate Redemption Amount” means the product of the Redemption Consideration per Share and the number of Exchanged Common Shares.

“Arrangement” means an arrangement under Section 195 of the YBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Interim Order or Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of March 29, 2015 among the Parent, the Purchaser and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting by the Common Shareholders.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the YBCA to be sent to the Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Assumed Plan” means the Catalyst Health Solutions, Inc. 2006 Stock Incentive Plan, as amended.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which banks are required or authorized to close for business in New York, New York, Whitehorse, Yukon, or Toronto, Ontario.

“Certificate of Arrangement” means the certificate of amendment (by arrangement) giving effect to the Arrangement, issued by the Registrar pursuant to Subsection 195(11) of the YBCA after the Articles of Arrangement have been filed.

“Class X Common Shares” means the Class X common shares in the capital of the Company which shall be created under this Plan of Arrangement, the terms and conditions of which are specified in Exhibit B.

“Class X Purchase Price” means an amount per Class X Common Share equal to the product of (i) the Consideration minus the Redemption Consideration per Share multiplied by (ii) two.

“Closing Date VWAP” means the average of the volume weighted averages of the trading prices of Parent Shares on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties, acting reasonably), on each of the five consecutive Trading Days ending on (and including) the Trading Day that is three Trading Days prior to the Closing Date.

“Closing Date” means the date on which the Articles of Arrangement are filed with the Registrar.

“Code” means the U.S. Internal Revenue Code of 1986.

“Common Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires.

“Common Shares” means the common shares in the capital of the Company, which, after completion of the reorganization in Section 2.3(l), shall have the rights and restrictions specified in Exhibit A.

“Company” means Catamaran Corporation, a corporation continued under the laws of Yukon, Canada.

“Company Funding Amount” means such amount as shall be specified by the Parent in a written notice delivered to the Company no later than three Business Days prior to the Closing Date as the amount to be loaned to Company Sub 2 as contemplated under this Plan of Arrangement, which amount shall be sufficient to fund all payments contemplated hereby to be made by the Company and its Subsidiaries.

“Company Meeting” means the special meeting of Common Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Equity Incentive Plans.

“Company RSUs” means the outstanding restricted stock units (including, but not limited to, performance-based restricted stock units) granted under the Equity Incentive Plans.

“Company Securityholders” means, collectively, the Common Shareholders, the holders of Company Options and the holders of Company RSUs.

“Company Sub 1” means Catamaran Holdings I, LLC, a limited liability company formed under the laws of the State of Delaware and a wholly owned Subsidiary of the Company.

“Company Sub 2” means Catamaran LLC, a limited liability company formed under the laws of the State of Texas and an indirect wholly owned Subsidiary of the Company.

“Company Sub 2 Company Repayment Agreement” means an agreement between the Company and Company Sub 2 pursuant to which Company Sub 2 will repay the Company Sub 2 Company Repayment Amount to the Company owing under the Company Sub 2 Note.

“Company Sub 2 Company Repayment Amount” means such amount (equal to or less than the total amount owing by Company Sub 2 to the Company under the Company Sub 2 Note) as shall be specified by the Parent in a written notice delivered to the Company no later than three Business Days prior to the Closing Date as the amount to be repaid as contemplated under this Plan of Arrangement by Company Sub 2 to the Company.

“Company Sub 2 Luxco Repayment Agreement” means an agreement between Luxco and Company Sub 2 pursuant to which Company Sub 2 will repay the Company Sub 2 Luxco Repayment Amount to Luxco owing under the Luxco Financing Documents.

“Company Sub 2 Luxco Repayment Amount” means such amount (equal to or less than the total amount owing by Company Sub 2 to Luxco under the Luxco Financing Documents as of the Effective Date) as shall be specified by the Parent in a written notice delivered to the Company no later than three Business Days prior to the Closing Date as the amount to be repaid as contemplated under this Plan of Arrangement by Company Sub 2 to Luxco.

“Company Sub 2 Note” means that certain note agreement between Company Sub 2 and the Company dated on or about January 2, 2015 in the principal amount of $275,000,000, as amended.

“Company Sub 3” means Catamaran PBM of Illinois, Inc., a corporation incorporated under the laws of the State of Delaware and an indirect wholly owned Subsidiary of the Company.

“Company Sub 3 Luxco Repayment Agreement” means an agreement between Luxco and Company Sub 3 pursuant to which Company Sub 3 will repay the Company Sub 3 Luxco Repayment Amount to Luxco owing under the Luxco Financing Documents.

“Company Sub 3 Luxco Repayment Amount” means such amount (equal to or less than the total amount owing by Company Sub 3 to Luxco under the Luxco Financing Documents as of the Effective Date) as shall be specified by the Parent in a written notice delivered to the Company no later than three Business Days prior to the Closing Date as the amount to be repaid as contemplated under this Plan of Arrangement by Company Sub 3 to Luxco.

“Company Sub Distribution Amount” means such amount (equal to or less than the Company Funding Amount) as shall be specified by the Parent in a written notice delivered to the Company no later than three Business Days prior to the Closing Date as the amount to be distributed as contemplated under this Plan of Arrangement by Company Sub 2 to Company Sub 1.

“Consideration” means, in respect of each Common Share, an amount in cash equal to $61.50, subject to adjustment in accordance with Section 2.11 of the Arrangement Agreement.

“Court” means the Supreme Court of Yukon, or other court as applicable.

“Depositary” means such Person as the Purchaser may appoint to act as depositary for the Common Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Common Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered Common Shareholder.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Whitehorse, Yukon time) on the Effective Date (or such other time as the Parties agree to in writing before the Effective Date).

“Equity Award Conversion Ratio” means the quotient of (i) the Consideration divided by (ii) the Closing Date VWAP.

“Equity Incentive Plans” means the LTIP and the Assumed Plan.

“ESPP” means the Catamaran Corporation 2007 Employee Stock Purchase Plan, effective June 1, 2007, as amended.

“Exchanged Common Shares” means the Common Shares exchanged for Preferred Shares and Class X Common Shares pursuant to this Plan of Arrangement.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Funding Note” has the meaning set forth in Section 2.3(b).

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor-in-counsel, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Interim Order” means the interim order of the Court pursuant to Section 195(4) of the YBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities.

“Letter of Transmittal” means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, assignment, lien (statutory or otherwise), or other similar encumbrance of any kind, in each case, whether contingent or absolute.

“LTIP” means the Catamaran Corporation Third Amended and Restated Long-Term Incentive Plan, effective March 5, 2014, as amended.

“Luxco” means Catamaran S. à r. L., a société à responsabilité limitée formed under the laws of the Grand Duchy of Luxembourg and a wholly owned Subsidiary of the Company.

“Luxco Financing Documents” means (a) that certain note agreement between the Company and Company Sub 2 dated July 2, 2012 with an original aggregate principal amount of $2,000,000,000, as amended, and (b) that certain note agreement between the Company and Company Sub 3 dated October 1, 2013 with an original aggregate principal amount of $350,000,000, as amended, each as assigned or otherwise transferred by the Company to Luxco prior to the date hereof.

“Luxco Distribution Amount” means such amount as shall be specified by the Parent (equal or less than the aggregate of the Company Sub 2 Luxco Repayment Amount and the Company Sub

3 Luxco Repayment Amount) in a written notice delivered to the Company no later than three Business Days prior to the Closing Date as the amount to be distributed as contemplated under this Plan of Arrangement by Luxco to the Company.

“NYSE” means the New York Stock Exchange.

“Parent” means UnitedHealth Group Incorporated, a corporation incorporated under the laws of the State of Minnesota, USA.

“Parent Shares” means the shares of the Parent common stock, par value $0.01 per share.

“Parent Stock-Based RSU” means a restricted stock unit denominated in Parent Shares.

“Parent Sub” means such subsidiary of Parent as shall be designated by the Parent by notice in writing to the Company delivered at least three Business Days prior to the Closing Date.

“Parties” means, collectively, the Company, the Parent and the Purchaser and “Party” means any one of them (and where applicable in the context, “Party” shall be construed to include both the Parent and the Purchaser).

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 195 of the YBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Preferred Redemption Price” has the meaning specified in Exhibit C.

“Preferred Shares” means the redeemable retractable preferred shares in the capital of the Company which shall be created under this Plan of Arrangement, the rights and restrictions of which are specified in Exhibit C; provided that, for the avoidance of doubt, under no circumstances shall the amount payable upon redemption of a Preferred Share exceed the “paid-up capital” of such Preferred Share for purposes of the Tax Act at the time of such redemption.

“Purchaser” means 1031387 B.C. Unlimited Liability Company, an unlimited liability company incorporated under the laws of the Province of British Columbia, Canada and a wholly owned Subsidiary of the Parent.

“Redemption Consideration per Share” means such amount in cash equal to the lesser of (i) the amount specified by the Parent to the Company as the redemption amount per Preferred Share no later than three Business Days prior to the Closing Date and (ii) the “paid-up capital” (for purposes of the Tax Act) of each Common Share immediately before the exchange of Exchanged Common Shares for Preferred Shares under this Plan of Arrangement.

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under Section 263 of the YBCA.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (if applicable) (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax” (including, with correlative meaning, the term “Taxes”) means all supranational, national, federal, state, provincial, local and foreign taxes, including income, profits, branch profits, franchise, gross receipts, environmental, customs duty, capital, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, license, production, value added, goods and services, harmonized sales, occupancy and other taxes, Canadian employment insurance premiums, Canada Pension Plan contributions, and all other taxes, duties or assessments of any nature whatsoever, including any installments in respect thereof, imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Act” means the Income Tax Act (Canada).

“Trading Day” means a day on which Parent Shares are traded on the NYSE.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“Withholding Amount” means the amount of U.S. withholding tax applicable to the distribution by Company Sub 1 to the Company of the Company Sub Distribution Amount as specified in accordance with this Plan of Arrangement.

“YBCA” means the Business Corporations Act (Yukon).

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to “dollars” or to “$” are references to United States dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “or” is not exclusive, (iii) “day” means “calendar day”, (iv) “hereof”, “herein”, “hereunder” and words of similar import, shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement, (v) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, (vi) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, and (vii) unless stated otherwise, “Article”, “Section” and “Exhibit” followed by a number or letter mean and refer to the specified Article or Section of or Exhibit to this Plan of Arrangement.

(5)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Parent, the Purchaser, Parent Sub, the Company, Luxco, Company Sub 1, Company Sub 2, Company Sub 3, all holders and beneficial owners of Common Shares (including Dissenting Holders) and Company Options and Company RSUs, the registrar and transfer agent of the Company, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person.

2.3	Arrangement

Commencing at the Effective Time, each of the following events shall occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at one minute intervals starting at the Effective Time:

(a)	at the Effective Time, the Purchaser shall subscribe for one Common Share from the Company for a subscription price in cash equal to $61.50, and the Purchaser shall be entered on the register of Common Shares maintained by or on behalf of the Company;

(b)	at one minute after the Effective Time, Parent Sub shall loan the Company Funding Amount to Company Sub 2 on such terms as shall be specified in a promissory note issued by Company Sub 2 (the “Funding Note”), and such portion of the cash deposited with the Depositary as is equal to the Company Funding Amount shall thereupon cease to be beneficially owned by Parent Sub and shall be beneficially owned by Company Sub 2;

(c)	at two minutes after the Effective Time, pursuant to the Company Sub 2 Company Repayment Agreement, Company Sub 2 shall repay the Company Sub 2 Company Repayment Amount to the Company, and such portion of the cash deposited with the Depositary as is equal to the Company Sub 2 Company Repayment Amount shall thereupon cease to be beneficially owned by Company Sub 2 and shall be beneficially owned by the Company;

(d)	at three minutes after the Effective Time, Company Sub 2 shall distribute as a dividend, return of capital and/or otherwise (as specified by the Parent to the Company in a written notice delivered no later than three Business Days before the Closing Date) an amount equal to the Company Sub Distribution Amount to Company Sub 1, and such portion of the cash deposited with the Depositary as is equal to the Company Sub Distribution Amount shall thereupon cease to be beneficially owned by Company Sub 2 and shall be beneficially owned by Company Sub 1;

(e)	at four minutes after the Effective Time, pursuant to the Company Sub 2 Luxco Repayment Agreement, Company Sub 2 shall repay the Company Sub 2 Luxco Repayment Amount to Luxco, and such portion of the cash deposited with the Depositary as is equal to the Company Sub 2 Luxco Repayment Amount shall thereupon cease to be beneficially owned by Company Sub 2 and shall be beneficially owned by Luxco;

(f)	at five minutes after the Effective Time, pursuant to a contribution agreement between Company Sub 2 and Company Sub 3, Company Sub 2 shall contribute an amount equal to the Company Sub 3 Luxco Repayment Amount to Company Sub 3 as a contribution of capital, and such portion of the cash deposited with the Depositary as is equal to the Company Sub 3 Luxco Repayment Amount shall thereupon cease to be beneficially owned by Company Sub 2 and shall be beneficially owned by Company Sub 3;

(g)	at six minutes after the Effective Time, pursuant to the Company Sub 3 Luxco Repayment Agreement, Company Sub 3 shall repay the Company Sub 3 Luxco Repayment Amount to Luxco, and such portion of the cash deposited with the Depositary as is equal to the Company Sub 3 Luxco Repayment Amount shall thereupon cease to be beneficially owned by Company Sub 3 and shall be beneficially owned by Luxco;

(h)	at seven minutes after the Effective Time, Luxco shall distribute as a dividend, return of capital, repayment of share premium and/or otherwise (as specified by the Parent to the Company in a written notice delivered no later than three Business Days before the Closing Date) an amount equal to the Luxco Distribution Amount to the Company, and such portion of the cash deposited with the Depositary as is equal to the Luxco Distribution Amount (less any Taxes required by Law to be withheld therefrom) shall thereupon cease to be beneficially owned by Luxco and shall be beneficially owned by the Company;

(i)	at eight minutes after the Effective Time, Company Sub 1 shall distribute as a dividend, return of capital and/or otherwise (as specified by the Parent to the Company in a written notice delivered no later than three Business Days before the Closing Date) an amount equal to the Company Sub Distribution Amount to the Company, and such portion of the cash deposited with the Depositary as is equal to the amount by which (x) the Company Sub Distribution Amount exceeds (y) the Withholding Amount shall thereupon cease to be beneficially owned by Company Sub 1 and shall be beneficially owned by the Company;

(j)	at nine minutes after the Effective Time, in accordance with and pursuant to the terms of the applicable Equity Incentive Plans and award agreements (and included herein for administrative convenience only),

(i)	each Company Option that is outstanding immediately prior to such time and granted prior to January 1, 2014 shall, automatically and without any required action on the part of the holder thereof, be fully vested, and shall be cancelled and shall only entitle the holder of such Company Option to receive (without interest), as soon as reasonably practicable after such time, an amount in cash equal to the product of (x) the number of Common Shares subject to such Company Option immediately prior to such time multiplied by (y) the excess, if any, of (A) the Consideration over (B) the exercise price per Common Share of such Company Option, less applicable Taxes required to be withheld with respect to such payment (for the avoidance of doubt, any Company Option which has an exercise price per Common Share that is greater than or equal to the Consideration shall be cancelled at such time for no consideration or payment); and

(ii)	(A) any vesting conditions applicable to each Company RSU that was granted prior to January 1, 2014 shall, automatically and without any required action on the part of the holder thereof, accelerate in full (with performance-based Company RSUs vesting at 200% of the target level applicable to such performance-based Company RSU), and (B) each such Company RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company RSU to receive (without interest), as soon as reasonably practicable after such time, an amount in cash equal to the Consideration, less applicable Taxes required to be withheld with respect to such payment; provided that with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at such time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Equity Incentive Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code;

(k)	at 10 minutes after the Effective Time, each of the Common Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be and shall be deemed, without any further act or formality, to be transferred to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for an amount in cash determined under Article 3, and:

(i)	such Dissenting Holders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid a cash amount equal to the fair value of such Common Shares as set out in Section 3.1;

(ii)	such Dissenting Holders’ names shall be removed as the holders of such Common Shares from the register of Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Common Shares free and clear of all Liens, and shall be entered in the register of Common Shares maintained by or on behalf of the Company;

(l)	at 11 minutes after the Effective Time, the Company shall undertake a reorganization of capital within the meaning of Section 86 of the Tax Act, and upon such reorganization of capital:

(i)	the articles of continuance of the Company shall be deemed to be amended such that (x) the authorized share capital of the Company is amended to create two new classes of shares consisting of an unlimited number of Class X Common Shares without nominal or par value, with terms and conditions as specified in Exhibit B, and an unlimited number of Preferred Shares without nominal or par value, with terms and conditions as specified in Exhibit C, and (y) the terms and conditions of the Common Shares are as specified in Exhibit A; and

(ii)	each Common Share then outstanding (other than any Common Shares in respect of which the Purchaser is the registered holder) shall be exchanged for (x) one-half of one Class X Common Share and (y) one Preferred Share, which Class X Common Shares (including any fractional Class X Common Shares) and Preferred Shares shall thereupon be issued by the Company, and the Exchanged Common Shares shall thereupon be cancelled, and

(A)	the holders of the Common Shares so exchanged shall cease to be the holders thereof and to have any rights or privileges as holders of such Common Shares;

(B)	such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company;

(C)	each holder of Common Shares so exchanged shall be and shall be deemed to be the holder of the Class X Common Shares and

Preferred Shares (in each case free and clear of any Liens) so issued in exchange for such Common Shares and shall be entered in the register of the Company as the registered holder thereof;

(D)	the total amount to be added to the stated capital account maintained by the Company for the Preferred Shares shall be the Aggregate Redemption Amount; and

(E)	the total amount to be added to the stated capital account maintained by the Company for the Class X Common Shares shall be the amount by which (x) the “paid-up capital” (for purposes of the Tax Act) of the Exchanged Common Shares exceeds (y) the stated capital of the Preferred Shares;

(m)	at 12 minutes after the Effective Time, each issued and outstanding Preferred Share shall, without any further action by or on behalf of the Purchaser, the Company or any holder of Preferred Shares, be redeemed by the Company for a redemption price per share equal to the Redemption Consideration per Share, and such Preferred Shares shall thereupon be cancelled, and the holders of such Preferred Shares shall cease to be the holders thereof and to have any rights as holders of such Preferred Shares, other than the right to be paid the Redemption Consideration per Share, and such portion of the cash deposited with the Depositary as is equal to the Aggregate Redemption Amount shall thereupon cease to be beneficially owned by the Company and shall be beneficially owned by such former holders of Preferred Shares;

(n)	at 13 minutes after the Effective Time, each issued and outstanding Class X Common Share (including any fractional Class X Common Shares) shall, without any further action by or on behalf of the Purchaser, the Company or any holder of Class X Common Shares, be transferred (free and clear of all Liens) by the holder thereof to the Purchaser for a purchase price equal to the Class X Purchase Price (or, for any fractional Class X Common Shares, a pro rata portion of the Class X Purchase Price) and such portion of the cash deposited with the Depositary as is equal to the cash portion of the aggregate Class X Purchase Price shall thereupon cease to be beneficially owned by the Purchaser and shall be beneficially owned by such former holders of Class X Common Shares, less any amounts withheld pursuant to Section 4.3, and

(i)	such former holders of Class X Common Shares shall cease to be the holders of such Class X Common Shares and to have any rights as holders of such Class X Common Shares other than the right to be paid the Class X Purchase Price;

(ii)	such former holders’ names shall be removed as the holders of such Class X Common Shares from the register of Class X Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of all such Class X Common Shares free and clear of all Liens, and shall be entered in the register of Class X Common Shares maintained by or on behalf of the Company as the sole owner of Class X Common Shares;

(o)	at 14 minutes after the Effective Time, in accordance with and pursuant to the terms of the applicable Equity Incentive Plans and award agreements (and included herein for administrative convenience only),

(i)	each Company Option that is outstanding immediately prior to such time and granted on or after January 1, 2014 shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase Common Shares and shall be converted into an option to purchase a number of Parent Shares equal to the product (rounded down to the nearest whole number) of (x) the number of Common Shares subject to such Company Option immediately prior to such time and (y) the Equity Award Conversion Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Common Share of such Company Option immediately prior to such time divided by (B) the Equity Award Conversion Ratio; provided, however, that the exercise price and the number of Parent Shares purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of Parent Shares purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code; provided further that, except as specifically provided above, following such time, each Company Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately prior to such time; provided, further, notwithstanding anything in this Plan of Arrangement to the contrary, if a Company Option is subject to an employment agreement with an individual holder in effect as of the date of the Arrangement Agreement that provides that such Company Option shall vest solely upon a change of control involving the Company (without the required occurrence of termination or any other event), such Company Option shall be treated as set forth in Section 2.3(j)(i) above; and

(ii)

each Company RSU, whether vested or unvested, that was granted on or after January 1, 2014 shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in Common Shares and shall be converted into a Parent Stock-Based RSU with the number of Parent Shares subject to each such Parent Stock-Based RSU being equal to the product (rounded down to the nearest whole number) of (x) the number of Common Shares subject to such Company RSU immediately prior to such time (based on a level of performance, for performance-based Company RSUs of (1) 166.67% of the target level for any such performance-based Company RSU granted in 2014 and (2) 133.33% of the target level for any such performance-based Company RSU granted in 2015) multiplied by (y) the Equity Award Conversion Ratio; provided that, except as specifically provided above, following such time, each such Parent Stock-Based RSU shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company RSU immediately prior to such time; provided further that the level of performance for performance-based Company RSUs will be permanently fixed at the levels set forth above; provided, further, notwithstanding anything in this Plan of Arrangement to the contrary, if a Company RSU is subject to an employment agreement with an individual holder in effect as of the date of the Arrangement Agreement that provides that such Company RSU shall vest solely upon a change of control involving the Company (without the required occurrence of termination or any other event), such Company RSU shall be treated as set forth in Section 2.3(j)(ii) above, provided that the number of Common Shares subject to such Company RSU immediately prior to the Effective Time shall be calculated based on a level of performance, for performance-based Company RSUs of (1) 166.67% of the target level for any such performance-based Company RSU granted in 2014 and (2) 133.33% of the target level for any such performance-based Company RSU granted in 2015;

(p)	concurrent with the timing in Section 2.3(o), (i) to the extent that Parent so elects by notice delivered not less than 10 Business Days prior to the Effective Time, each Equity Incentive Plan so elected by Parent for assumption by Parent shall be assumed by Parent, and (ii) all Equity Incentive Plans other than any Equity Incentive Plan which Parent elects to assume in the manner contemplated by clause (i) of this Section 2.3(p) shall be terminated (and all rights issued thereunder shall expire, and all the Company Options and Parent-Stock Based RSUs contemplated under Section 2.3(o) shall be granted under the Parent Stock Plans) and shall be of no further force or effect; and

(q)	at 16 minutes after the Effective Time, the ESPP and all agreements related thereto shall be terminated, and none of the Company or any of its Affiliates shall have any liabilities or obligations with respect to such plan, provided that (i) none of the foregoing will occur or will be deemed to occur unless all of the foregoing occur; and (ii) notwithstanding anything to the contrary herein, by virtue of this Section 2.3, each holder of Common Shares immediately prior to the Effective Time (other than any Dissenting Shares, which shall be entitled to receive an amount in cash determined under Article 3) shall be entitled to receive from the Purchaser (whom Parent shall cause to comply) and the Company in respect of each such Common Share (and the Redemption Consideration Per Share and the Class X Purchase Price shall together constitute) an aggregate amount of cash equal to the Consideration, less any amounts withheld pursuant to Section 4.3.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Each registered Common Shareholder may exercise dissent rights with respect to the Common Shares held by such holder (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 193 of the YBCA, as modified by the Interim Order, the Final Order and this Section 3.1; provided that, notwithstanding Section 193 of the YBCA, the written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Chicago, Illinois, U.S.A. time) two Business Days immediately preceding the date of the Company Meeting. Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(k) and if they:

(a)	ultimately are entitled to be paid fair value for such Common Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(k)); (ii) will be entitled to be paid the fair value of such Common Shares, which fair value, notwithstanding anything to the contrary contained in Part 14 of the YBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares (and shall be entitled to receive the Consideration in the same manner as such non-Dissenting Holders).

3.2	Recognition of Dissenting Holders

(a)	In no circumstances shall the Parent, the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Parent, the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(k), and the names of such Dissenting Holders shall be removed from the registers of holders of the Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(k) occurs.

(c)	In addition to any other restrictions under Section 193 of the YBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options or holders of Company RSUs; and (ii) Common Shareholders who vote or have instructed a proxyholder to vote Common Shares in favor of the Arrangement Resolution (but only in respect of such Common Shares).

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)	The Purchaser and the Parent shall, not later than the third Business Day following the receipt of the Final Order and the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties to the Arrangement Agreement in whose favor the condition is, of the conditions set out in Article 6 of the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) (and, for the avoidance of doubt, prior to the filing by the Company of the Articles of Arrangement with the Registrar), provide to the Depositary or cause to be so provided sufficient cash to satisfy the aggregate Consideration that the Common Shareholders are entitled to receive under this Plan of Arrangement, including in respect of the Aggregate Redemption Amount and the aggregate Class X Purchase Price (together with such further amounts as may be required to fund the Company Funding Amount), with the consideration per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose, net of applicable withholdings in respect of such payments to Common Shareholders in accordance with Section 4.3. Such deposited cash shall be held in escrow by the Depositary for the benefit of the Purchaser or Parent Sub, as the case may be, until the Effective Time and thereafter for the holders of Common Shares immediately prior to the Effective Time as contemplated in Section 2.3. In the event the amount of cash shall be insufficient to make the payments contemplated by Section 2.3 to the holders of Common Shares immediately prior to the Effective Time, the Parent shall promptly deposit additional funds with the Depositary in an amount sufficient to make such payments. The cash deposited with the Depositary by or on behalf of the Purchaser and Parent Sub shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser or Parent Sub, as the case may be. Nothing contained herein and no investment or other losses resulting from investment or holding by the Depositary of amounts deposited with the Depositary shall diminish the rights of any holder of Common Shares to receive the Consideration as provided herein.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were exchanged pursuant to Section 2.3(l) (or, if such Exchanged Common Shares were issued on a non-certificated basis, such other evidence of ownership of such Exchanged Common Shares as is satisfactory to the Depositary, acting reasonably), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Common Shareholders providing such documentation shall be entitled to receive, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under the Arrangement in respect of such Common Shares, less any amounts withheld in accordance with Section 4.3, and any certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Exchanged Common Shares that is not registered in the share register of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Exchanged Common Shares so surrendered are registered, if such Exchanged Common Shares shall be properly endorsed or otherwise be in proper form for transfer, in each case satisfactory to the Parent and the Depositary (each acting reasonably), and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Exchanged Common Shares or establish to the satisfaction of Parent that such tax has been paid or is not applicable.

(c)	As soon as practicable after the Effective Date (and not later than the first regularly scheduled payroll date not less than five Business Days thereafter subject to any restrictions imposed by Section 409A of the Code with respect to any Company RSUs as provided for in Section 2.3(j)(ii) of this Plan of Arrangement), the Parent shall cause the Company to pay the amounts, net of applicable withholdings, to be paid to holders of Company Options and Company RSUs, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque (delivered to such holder of Company Options or Company RSUs, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options and Company RSUs, as applicable). With respect to Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made by the Parent at the earliest time permitted under the applicable Equity Incentive Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code. To the extent necessary, the Parent shall if necessary make a cash contribution to the Company in such amount as may be reasonably necessary in order to effectuate the payments to holders of Company Equity Awards.

(d)

Until surrendered as contemplated by this Section 4.1, each certificate (or other evidence of ownership, if applicable) that immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the aggregate Consideration in lieu of the Common Shares represented thereby as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate (or other evidence of ownership, if applicable) formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Company, the Parent or the Purchaser. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)	Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited as of, or has been returned to the Depositary (or the Company) on or prior to, or that otherwise remains unclaimed as of, in each case, the sixth anniversary of the Effective Time and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, the Company Options and the Company RSUs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f)	No holder of Common Shares, Company Options or Company RSUs shall be entitled to receive any consideration with respect to such Common Shares, Company Options or Company RSUs other than any consideration such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the aggregate Consideration in respect thereof which such holder is entitled to receive pursuant to the Arrangement, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such cash, give an affidavit (in form and substance reasonably acceptable to the Parent) of the claimed loss, theft or destruction of such certificate and a bond or surety satisfactory to the Parent and the Depositary (each acting reasonably) in such reasonable and customary sum as the Purchaser may direct, or otherwise indemnify the Parent, the Purchaser, the Company and the Depositary in a manner satisfactory to the Parent and the Depositary, each acting reasonably, against any claim that may be made against the Parent, the Purchaser, the Company and/or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The provisions of Section 2.13 of the Arrangement Agreement shall apply to payments under this Plan of Arrangement.

4.4	U.S. Tax Treatment

Solely for U.S. tax purposes, the Parties will treat the reorganization of the capital of the Company pursuant to Section 2.3(l), the redemption of the Preferred Shares pursuant to Section 2.3(m), and the purchase of the Class X Common Shares pursuant to Section 2.3(n) as a sale or exchange of all of the Common Shares of the Company held by the Common Shareholders (other than any Common Shares held by the Purchaser) for the Consideration.

4.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Options and Company RSUs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Company Securityholders (other than with respect to any Company Options and Company RSUs converted into options to purchase Parent Shares and Parent Stock-Based RSUs, which shall also be subject to the terms of such securities), the Company and its Subsidiaries, the Parent and its Subsidiaries, the Depositary and any transfer agent or other depositary therefor in relation to this Plan of Arrangement, shall be solely as provided for in this Plan of Arrangement, Section 8.6(1)(i) and Section 8.6(1)(ii) of the Arrangement Agreement and (except with respect to the Common Shareholders and holders of Company Options and Company RSUs) the other agreements contemplated herein and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Company Options or Company RSUs (other than with respect to any Company Options and Company RSUs converted into options to purchase Parent Shares and Parent Stock-Based RSUs, which shall also be subject to the terms of such securities) shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement and Section 8.6(1)(i) and Section 8.6(1)(ii) of the Arrangement Agreement.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)	The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Parties, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Company Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by any of the Parties at any time prior to the Company Meeting (provided that the other Parties have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Common Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any former Company Securityholder (including any former holder of Company Options and Company RSUs that become options to purchase Parent Shares or Parent Stock-Based RSUs).

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, following the Closing, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required or advisable by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

EXHIBIT A

TERMS OF COMMON SHARES

1.	Voting Rights. The holders of the Common Shares shall be entitled to receive notice of, and to attend, all meetings of the shareholders of the Company and shall have one (1) vote for each Common Share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

2.	Dividends. The holders of the Common Shares shall be entitled to receive dividends and the Company shall pay dividends, if, as and when declared by the Board of Directors of the Company in their absolute discretion, in such amount and in such form as the Board of Directors of the Company may from time to time determine, and all dividends which the Board of Directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. For greater certainty, the Board of Directors of the Company may in their discretion declare dividends on any one or more classes of shares in the Company to the exclusion of all other classes of shares of the Company.

3.	Dissolution. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the prior rights of the holders of the Preferred Shares and the pari passu rights of the holders of Class X Common Shares, be entitled to receive the amount paid up thereon for each Common Share held, and the holders of the Common Shares shall thereafter participate in the remaining assets of the Company in proportion to their Common Share holdings on a pari passu basis with the Class X Common Shares.

EXHIBIT B

TERMS OF CLASS X COMMON SHARES

1.	Voting Rights. The holders of the Class X Common Shares shall be entitled to receive notice of, and to attend, all meetings of the shareholders of the Company and shall have four (4) votes for each Class X Common Share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

2.	Dividends. The holders of the Class X Common Shares shall be entitled to receive dividends and the Company shall pay dividends, if, as and when declared by the Board of Directors of the Company in their absolute discretion, in such amount and in such form as the Board of Directors of the Company may from time to time determine, and all dividends which the Board of Directors of the Company may declare on the Class X Common Shares shall be declared and paid in equal amounts per share on all Class X Common Shares at the time outstanding. For greater certainty, the Board of Directors of the Company may in their discretion declare dividends on any one or more classes of shares in the Company to the exclusion of all other classes of shares of the Company.

3.	Dissolution. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Class X Common Shares shall, subject to the prior rights of the holders of the Preferred Shares and the pari passu rights of the holders of Common Shares, be entitled to receive the amount paid up thereon for each Class X Common Share held, and the holders of the Class X Common Shares shall thereafter participate in the remaining assets of the Company in proportion to their Class X Common Share holdings on a pari passu basis with the Common Shares.

EXHIBIT C

TERMS OF PREFERRED SHARES

1.	Non-Voting. The holders of the Preferred Shares shall not be entitled to receive notice of or to attend any meetings of the shareholders of the Company and shall not be entitled to vote at any such meetings (except where the holders of a specified class of shares are entitled to vote separately as a class as provided by the Business Corporations Act (Yukon) (the “YBCA”)).

2.	Dividends. The holders of Preferred Shares shall be entitled to receive, in preference to the holders of Common Shares and Class X Common Shares, non-cumulative annual dividends calculated at the rate per Preferred Share of 5% per annum of the Preferred Redemption Price.

3.	Retraction. Subject to the YBCA, a holder of Preferred Shares shall be entitled to require the Company to redeem at any time on or after the date of issue thereof all or any portion of the Preferred Shares registered in the name of such holder. The Company shall redeem all Preferred Shares duly retracted pursuant to this retraction privilege (as determined by the directors of the Company) at a price per share equal to the Preferred Redemption Price. The “Preferred Redemption Price” of a Preferred Share at any time shall mean $[—][1], plus all dividends declared on the Preferred Shares prior to such time which remain unpaid.

4.	Redemption. Subject to the YBCA, the Company may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Preferred Shares on payment for each Preferred Share to be redeemed of an amount equal to the Preferred Redemption Price. The Preferred Shares so redeemed shall be cancelled.

5.	Liquidation, Dissolution or Winding-up. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, subject to the rights of the holders of any class of shares ranking senior or pari passu with the Preferred Shares, the holder of each Preferred Share shall be entitled to receive the Preferred Redemption Price and no more for such Preferred Share prior to any distribution on the Common Shares.

[1]	An amount equal to the “Redemption Consideration per Share” pursuant to the Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) (the “YBCA”) involving Catamaran Corporation (the “Company”), pursuant to the arrangement agreement among the Company, UnitedHealth Group Incorporated and 1031387 B.C. Unlimited Liability Company, dated as of March 29, 2015, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), all as more particularly described and set forth in the management information circular of the Company dated [—], 2015 (the “Company Circular”) accompanying the notice of this meeting, is hereby authorized, approved and adopted.

2.	The plan of arrangement, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms, involving the Company (the “Plan of Arrangement”), the full text of which is set out as Schedule [—] to the Company Circular, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Common Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Supreme Court of Yukon (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Common Shareholders: (i) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

5.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing with the Registrar under the YBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)	Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not reasonably be expected to have a Material Adverse Effect. The Company has made available to the Parent prior to the date of this Agreement complete and correct copies of the Company’s Organizational Documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in default of the performance, observance or fulfillment of any of the provisions of its Organizational Documents, except as would not reasonably be expected to have a Material Adverse Effect. Section (1) of the Company Disclosure Letter contains a correct and complete list as of the date of this Agreement of each jurisdiction where the Company and its Significant Subsidiaries are organized.

(2)	Capital Structure.

(a)

The authorized capital of the Company consists of an unlimited number of Common Shares, of which 208,012,259 Common Shares were issued and outstanding as of the close of business on March 25, 2015 (the “Capitalization Date”). Other than 4,222,988 Common Shares reserved for issuance under the Equity Incentive Plans (including 1,808,874 Common Shares subject to outstanding Company Options (which outstanding Company Options have a weighted average exercise price of $39.71), 2,414,114 Common Shares issuable upon the vesting of outstanding Company RSUs (assuming the performance targets associated with performance-based restricted stock units will be met at the maximum level) and no Common Shares reserved for issuance pursuant to the ESPP), in each case as of the close of business on the Capitalization Date, the Company has no Common Shares reserved for issuance. From the Capitalization Date through the date of this Agreement, (x) there have been no issuances by the Company of Common Shares or other voting securities of the Company, other than issuances of shares of Common Shares pursuant to the Equity Incentive Plans and (y) there have been no issuances by the Company of rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any shares or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company other than as would be permitted without consent of the Parent after the date of this Agreement pursuant to Section 4.1 of this Agreement. Except as set forth above, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any shares or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations which by their terms provide the holders thereof with the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. All of the outstanding Common Shares have been duly authorized and are validly issued, fully paid and non-assessable. Upon any issuance of any Common Shares reserved for issuance pursuant to outstanding awards under the Equity Incentive Plans, such Common Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Liens.

(b)	Each of the outstanding shares or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and owned by the Company or a direct or indirect Subsidiary of the Company, free and clear of any Liens (other than Permitted Liens). There are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate any of the Company’s Subsidiaries to issue or sell any shares or other securities of the Company’s Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any of the Company’s Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. None of the Company’s Subsidiaries has outstanding any bonds, debentures, notes or other obligations which by their terms provide the holders thereof with the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company’s Subsidiaries on any matter.

(c)	Section (2)(c) of the Company Disclosure Letter sets forth as of the date hereof: (i) each of the Company’s Significant Subsidiaries and the ownership interest of the Company in each such Significant Subsidiary and (ii) the Company’s or its Subsidiaries’ shares, equity interest or other direct or indirect ownership interest in any other Person other than any ownership interests consisting of less than 5% of the outstanding capital stock of such Person. Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any voting interest in any Person that individually has a fair market value in excess of $10 million.

(d)	Section (2)(d) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Equity Awards as of the Capitalization Date, setting forth the number of Common Shares subject to each Company Equity Award and the holder, grant date, vesting schedule (including whether the vesting is subject to any performance-related conditions, and, for any such Company Equity Awards granted on or after January 1, 2014, whether the vesting will be accelerated by the execution of this Agreement or consummation of the Transactions or by termination of employment following consummation of the Transactions) and exercise price with respect to each Company Equity Award, as applicable.

(e)	Except as would not reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole), each Company Option (i) was granted in compliance with all Law and all of the terms and conditions of the Equity Incentive Plans pursuant to which it was issued, (ii) has an exercise price per Common Share equal to or greater than the fair market value of a Common Share on the date of such grant, (iii) has a grant date that is not prior to the date on which the Company’s board of directors or compensation committee actually awarded such Company Option and (iv) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company Reports, respectively.

(3)	Corporate Authority; Approval and Fairness.

(a)	The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Arrangement and the other Transactions, subject only to (i) approval of the Arrangement Resolution at the Company Meeting and (ii) approval by the Court (including, for the avoidance of doubt, receipt of the Interim Order and the Final Order). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other Parties hereto, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)

The Board, after consultation with its legal advisors and the Financial Advisor, at a meeting duly called and held, adopted resolutions unanimously (i) determining that the Consideration to be received by the Common Shareholders pursuant to the Arrangement and this Agreement is fair, from a financial point of view, to such holders and that the Arrangement is in the best interests of the Company, (ii) recommending that the Common Shareholders vote in favor of the Arrangement Resolution, and (iii) authorizing the entering into of this Agreement, and the performance by the Company of its obligations under this Agreement, and such resolutions have not been revoked or withdrawn (except for any revocation or withdrawal occurring after the date hereof in connection with an Adverse

Recommendation Change). The Board has received the Fairness Opinion and such Fairness Opinion has not been withdrawn or modified as of the date of this Agreement.

(4)	Governmental Filings; No Violations; Certain Contracts.

(a)	Other than the approvals, filings and/or notices (i) pursuant to Article 2 of this Agreement, including the Interim Order and any approvals required thereunder, the Final Order and filings with the Registrar under the YBCA, (ii) under the HSR Act, (iii) under other merger control Laws, including the Competition Act Approval (the approvals, filings and/or notices of the foregoing clause (ii) and this clause (iii), the “Competition Approvals”), (iv) the ICA Approval, (v) the applicable approvals, filings, and or notices required under Environmental Laws or by applicable Governmental Entities, including the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Department of Health and Human Services, Centers for Medicare and Medicaid Service and state Medicaid agencies, Office of Personnel Management, state boards of pharmacy and governmental controlled substances, federal and state insurance and other federal and state Governmental Entities, with jurisdiction over the dispensing or distribution of pharmaceutical products or over the provision of health care items or services, Medicare Part D prescription drug plans, pharmacy benefit management services, durable medical equipment, insurance and risk sharing arrangements and products and services and third party administrator approvals, in each case to the extent applicable to the Company or any of its Subsidiaries (the “Health Care Regulatory Approvals”) and (vi) approvals, filings and/or notices under the Securities Laws, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, except those that the failure to make or obtain would not reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions or results from or is attributable to facts or circumstances relating to the Parent or its Subsidiaries (such exception including the fact that the Parent and the Purchaser are parties to the Transactions, but not including, for the avoidance of doubt, the fact that the Company is entering into a transaction pursuant to which the Common Shares are being acquired), or Laws or Contracts binding on Parent or its Subsidiaries.

(b)

The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of the Company or of any of its Significant Subsidiaries or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations or a material diminution of any right under or the creation of a Lien (other than any

Permitted Lien and other than any Lien that results from or is attributable to the acts or omissions of the Parent or its Subsidiaries) on any of the assets of the Company or any of its Significant Subsidiaries pursuant to, any Material Contract binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section (4)(a) of this Schedule C, under any Law to which the Company or any of its Significant Subsidiaries is subject except, in the case of the foregoing clause (ii), for any such breach, violation, termination, default, diminution, creation or acceleration that would not reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions or results from or is attributable to facts or circumstances relating to the Parent or its Subsidiaries (such exception including the fact that the Parent and the Purchaser are parties to the Transactions, but not including, for the avoidance of doubt, the fact that the Company is entering into a transaction pursuant to which the Common Shares are being acquired).

(5)	Company Reports; Financial Statements.

(a)

The Company has filed or furnished, as applicable, all Company Reports required to be filed or furnished by it with the Securities Authorities pursuant to the Securities Laws since December 31, 2012 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied, or, if not yet filed or furnished, will comply, in all material respects, with the applicable requirements of the Securities Laws and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Report filed with or furnished to the Securities Authorities subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has made available to the Parent true and complete copies of all material written comment letters from the staff of the Securities Authorities since the Applicable Date through the date of this Agreement relating to the Company Reports and all material written responses of the Company through the date of this Agreement thereto other than with respect to requests for confidential treatment or which are otherwise publicly available on EDGAR or SEDAR. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from staff of any Securities Authority with respect to any Company Report and, to the Company’s Knowledge, none of the Company Reports (other than confidential treatment requests) are the subject of ongoing Securities Authority review. There are no material internal investigations or, to the Company’s Knowledge, any material Securities Authority inquiries or investigations or other material inquiries or investigations by or before a Governmental Entity pending or threatened, in each case regarding any accounting practices of the Company. The representations and warranties in this Section (5)(a) do not apply to any information included in any Company Report to the extent supplied by Parent for inclusion or incorporation by reference therein.

(b)	The Company is a “reporting issuer” under Canadian Securities Laws in each of the provinces of Canada. The Company does not have any securities listed for trading on any securities exchange other than the TSX and NASDAQ, nor is the Company subject to any continuous or periodic or other disclosure requirements under the securities laws of any other jurisdiction. None of the Company’s Significant Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction. Since the Applicable Date, the Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received prior to the date hereof written notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. Since the Applicable Date, to the Company’s Knowledge, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company, as applicable, is pending, in effect or has been threatened by any applicable Governmental Entity (other than in connection with the Transactions), and the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Company has not as of the date of this Agreement filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings, other than the redaction of information from a material contract which is permitted by applicable Securities Laws to be so redacted) filed to or furnished with, as applicable, any Securities Authority.

(c)	The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the TSX and NASDAQ.

(d)

The Company has established and maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the U.S. Exchange Act. Such disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the U.S. Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company,

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that would have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board, (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Applicable Date through the date hereof, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has to the Company’s Knowledge reported evidence of a material violation of Securities Laws or breach of fiduciary duty by the Company, its Subsidiaries or any of their respective officers or directors to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Board or the Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(e)	Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statement of operations, balance sheets and comprehensive statement of income included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Company Reports filed after the date of his Agreement, will fairly present in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(6)

Absence of Certain Changes. From December 31, 2014 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in the Ordinary Course, except in connection with this Agreement and the transactions contemplated by this Agreement. From December 31, 2014, (i) there has not been any change in the business, operations, results of operations or financial condition of the Company and its Subsidiaries (taken as a whole) which has had or would reasonably be expected to have a Material Adverse Effect and (ii) through the date hereof neither the Company nor any of its Subsidiaries has taken any action that is prohibited or circumscribed by clauses (a), (b), (d), (e), (f), (h), (i), (l) or (y) (to the extent clause (y) is related to the foregoing clauses) of Section 4.1(2) of this Agreement.

(7)	Litigation and Liabilities.

(a)	There are no Actions or other proceedings pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries, except for those made after the date hereof relating to this Agreement or the transactions contemplated by this Agreement or except as would not be reasonably expected to result in a Material Adverse Effect.

(b)	Except as reflected or reserved against in the Company’s most recent consolidated balance sheet (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement and for obligations or liabilities incurred in the Ordinary Course since the date of such consolidated balance sheets or in connection with the transactions contemplated by this Agreement, there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent, asserted or otherwise that are required to be reflected or reserved against in the financial statements contained in any Company Report, except for those that would not reasonably be expected to have a Material Adverse Effect.

(c)	Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity that restricts the manner in which the Company and its Subsidiaries or Affiliates conduct their respective businesses or that otherwise is material to the Company and its Subsidiaries (taken as a whole), other than any such judgment, order, writ, injunction, decree or award to which it becomes subject after the date of this Agreement and relating to this Agreement or the transactions contemplated by this Agreement or except as would not be reasonably expected to have a Material Adverse Effect.

(8)	Employee Benefits.

(a)	Section (8)(a) of the Company Disclosure Letter sets forth an accurate and complete list as of the date hereof of each material Company Plan (and separately identifies any material Company Plan maintained outside of the United States), except for any employment or consulting agreement for an employee whose annual base compensation is less than $350,000 that does not provide for any severance or other post-employment compensation or benefits, or retention, “change in control”, transaction bonus or similar payments or benefits.

(b)	With respect to each material Company Plan listed on Section (8)(a) of the Company Disclosure Letter, the Company has made available to the Parent, to the extent applicable, accurate and complete copies of (i) the Company Plan document, including any amendments thereto, and all related trust documents, insurance Contracts or other funding vehicles as in effect on the date hereof, (ii) a written description of such Company Plan as in effect on the date hereof if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report, and (iv) any material correspondence to or from any Governmental Entity received since January 1, 2013 through the date hereof with respect to any Company Plan, or for Company Plans maintained primarily for the benefit of employees outside of the United States, relating to any material compliance issues with respect to, or the funded status of, the Company Plan.

(c)	Except as would not reasonably be expected to result in any material liability to the Company and its Subsidiaries (taken as a whole), since the Applicable Date, (i) each Company Plan (including any related trusts) has been established, operated and administered in material compliance with its terms and Law, including, without limitation, ERISA and the Code, and (ii) there are no pending or, to the Company’s Knowledge, threatened Actions (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or with respect to any Company Plan.

(d)	With respect to each material ERISA Plan listed on Section (8)(a) of the Company Disclosure Letter, the Company has made available to the Parent, to the extent applicable, accurate and complete copies as of the date of this Agreement of (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter, and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(e)	Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualified status or has timely filed an application for a favorable determination letter, or may rely upon an opinion letter for a prototype or volume submitter plan and, to the Company’s Knowledge, except as would not reasonably be expected to result in any material liability to the Company and its Subsidiaries (taken as a whole), nothing has occurred that would reasonably be expected to result in the revocation of such letter or the ability to rely on such letter. With respect to any ERISA Plan, neither the Company nor any Subsidiary of the Company has engaged in a transaction in connection with which the Company or a Subsidiary of the Company reasonably would be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(f)

In the last six years, neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability

(including any contingent liability) to (i) a plan that is subject to Section 412 or 302 of the Code or Title IV of ERISA, or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA. No Company Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(g)	Except as required by Law, no Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits (other than coverage or benefits (A) the full cost of which is borne by the employee or former employee (or any of their beneficiaries), or (B) provided for a period of not more than 18 months following termination of employment or during any period during which the former employee is receiving severance pay), other than any benefit that would not reasonably be expected to result in any material liability to the Company and its Subsidiaries (taken as a whole).

(h)	With respect to the Company Plans that are “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code), the Company is in material documentary compliance with, and has operated and administered such “nonqualified deferred compensation plans” in material compliance with Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(i)	Except as specifically provided in Section 2.7 and Section 2.8 of this Agreement, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor (who is a natural person) of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Plan or (iv) otherwise create any entitlement to a payment or benefit that would give rise to any material liability under any Company Plan.

(j)	Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(k)	Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(l)	Except as would not reasonably be expected to result in any material liability to the Company and its Subsidiaries (taken as a whole), each Company Plan that is maintained primarily for the benefit of employees outside of the United States: (i) to the extent required to be registered under the Laws of a jurisdiction outside the United States, has been registered and has been maintained in good standing with the appropriate regulatory authorities and (ii) to the extent intended to be funded and/or book-reserved, is funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions. As of the date hereof, except as would not reasonably be expected to have a Material Adverse Effect, there is no pending or threatened litigation relating to any Company Plan that is maintained primarily for the benefit of employees outside of the United States.

(9)	Labor Matters.

(a)	Neither the Company nor any of its Subsidiaries is, or since the Applicable Date has been, a party to any collective bargaining agreement or other agreement with a labor union or like organization. As of the date hereof, to the Company’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries.

(b)	Except as would not be reasonably expected to result in any material liability to the Company and its Subsidiaries (taken as a whole), individually or in the aggregate, (i) there is no, and since the Applicable Date has not been any, strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Company’s Knowledge, threatened, (ii) there is no, and since the Applicable Date has not been any, unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (iii) there is no, and has not since the Applicable Date been any, pending or, to the Company’s Knowledge, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of the Company or any of its Subsidiaries.

(c)	Except as would not be reasonably expected to result in any material liability to the Company and its Subsidiaries (taken as a whole), each of the Company and its Subsidiaries is in compliance with all Law respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health. Except as would not be reasonably expected to result in any material liability to the Company and its Subsidiaries (taken as a whole), neither the Company nor any of its Subsidiaries has since the Applicable Date incurred any liability or obligation under the United States Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar federal, national, state, province or local Law that remains unsatisfied.

(d)	Except as would not be reasonably expected to result in any material liability to the Company and its Subsidiaries (taken as a whole), there are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Entity by or on behalf of any present or former employee of the Company or any of its Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of its Subsidiaries in connection with the employment relationship.

(10)	Compliance with Laws; Licenses.

(a)	Except as would not be reasonably expected to have a Material Adverse Effect, the businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any Laws. Except as would not be reasonably expected to have a Material Adverse Effect, to the Company’s Knowledge, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, other than any such investigation or review arising after the date of this Agreement and related to this Agreement or the transactions contemplated by this Agreement. Except as would not be reasonably expected to have a Material Adverse Effect, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement.

(b)	Each of the Company and its Subsidiaries has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (the “Licenses”) necessary to conduct its business as presently conducted and used, except those the absence of which would not be reasonably expected to have a Material Adverse Effect. The operation of the business of the Company and its Subsidiaries as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is the Company or its Subsidiaries in default or violation under, any License, and, to the Company’s Knowledge, no event has occurred since the Applicable Date which, with notice or the lapse of time or both, would constitute a default or violation of any material terms, condition or provision of any License, except where such default or violation of such License would not be reasonably expected to have a Material Adverse Effect. There are no Actions pending or, to the Company’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any License, except where such revocation, cancellation or adverse modification would not be reasonably expected to have a Material Adverse Effect.

(c)	Section (10)(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all the material Licenses necessary for the Company and each of its Subsidiaries to conduct their respective businesses, in each case as presently conducted and used.

(d)	Except as would not be reasonably expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries or any other Person acting on behalf of the Company or any of its Subsidiaries, including any director, officer, agent, employee or Affiliate of the Company or any of its Subsidiaries, to the Company’s Knowledge since the Applicable Date, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action, (ii) made any direct or indirect unlawful payment to any foreign or domestic Government Official or employee from corporate funds, (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, (iv) violated or is in violation of any provision of (A) Applicable Anti-Corruption Laws, or (B) any other Law that prohibits corruption or bribery, and, in each case, the Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance therewith, or (v) been or is being investigated by a Governmental Entity, or has been or is the subject of any allegations, with respect to conduct within the scope of the foregoing clauses (i) through (iv).

(e)	Except as would not be reasonably expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is, or since the Applicable Date has been, in default under or violation of, or is being or, since the Applicable Date, has been charged by any Governmental Entity with, or to the Company’s Knowledge, investigated for, a violation of any Antitrust Law applicable to the Company or any of its Subsidiaries or any settlement agreement in respect of a violation or alleged violation of any such Antitrust Law. As of the date of this Agreement, to the Company’s Knowledge, no investigation or review by any Governmental Entity under any Antitrust Law or any settlement agreement in respect of a violation or alleged violation thereof with respect to the Company or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct any such investigation or review. The representations and warranties in this Section 10(e) do not apply to matters relating to this Agreement or the transactions contemplated by this Agreement.

(11)	Regulatory Compliance.

(a)

Each of the Company and its Subsidiaries is in compliance with, to the extent applicable, (i) all rules and regulations of the U.S. Medicare and Medicaid programs, the U.S. Federal Employee Health Benefit Program, and any other U.S. federal health care programs; (ii) all U.S. federal Laws and applicable regulations relating to health care fraud and abuse, including: (A) the Anti-Kickback Law, 42 U.S.C. § 1320a-7b, 42 C.F.R. § 1001.952, (B) the U.S. Civil Monetary Penalty Act, 42 U.S.C. § 1320a-7a, (C) the U.S. federal physician self-referral prohibition, 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., and (D) the Civil False Claims Act, 31 U.S.C. § 3729 et seq.; (iii) any and all U.S. state kickback, self-referral and false claims Laws relating to health care fraud and abuse; (iv) U.S. state laws relating to Medicaid or any other state health care or health insurance programs; (v) U.S. federal or state Laws related to billing or claims for reimbursement submitted to any third party payor; (vi) any and all U.S. federal and state Laws relating to insurance, third party administrator, utilization review and risk sharing products, services and arrangements; and (vii) any equivalent Canadian Laws (collectively, the foregoing clauses (i) through (vii), the “Health Care Laws”), except where any failure to be in compliance with any of the Health Care Laws would not reasonably be expected to have a Material Adverse Effect.

(b)	Since the Applicable Date, (i) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received or been subject to any written notice, charge, claim or assertion alleging any violation of the Health Care Laws, and to the Company’s Knowledge no Action alleging any violation of any Health Care Law by the Company or any of its Subsidiaries is threatened against the Company or any of its Subsidiaries, except where such notice, charge, claim, assertion or action would not reasonably be expected to have a Material Adverse Effect and (ii) neither the Company nor any of its Subsidiaries has settled, or agreed to settle, any Actions brought by any Governmental Entity for a violation of the Health Care Laws, except where such settlement or Action would not reasonably be expected to have a Material Adverse Effect.

(c)	Since the Applicable Date, neither the Company nor any of its Subsidiaries, nor any director or executive officer of the Company or any of its Subsidiaries, with respect to actions taken on behalf of the Company or any of its Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect, (i) has been assessed a civil money penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder that remains unpaid, (ii) has been excluded from participation in any U.S. federal health care program or state health care program (as such terms are defined by the Social Security Act), (iii) has been convicted of any criminal offense relating to the delivery of any item or service under a U.S. federal health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance, (iv) has been disbarred or disqualified from participation in regulated activities for any violation of any Health Care Laws, (v) has been listed on the General Services Administration List of Parties Excluded from Federal Programs or (vi) to the Company’s Knowledge, is a party to or subject to any proceeding concerning any of the matters described in the foregoing clauses (i) through (v).

(d)	Each of the Company and its Subsidiaries is in compliance with all Law with respect to matters relating to patient or individual health care or personal information, including, the Health Insurance Portability and Accountability Act of 1996, Pub. L. No. 104 191 and any rules or regulations promulgated thereunder, except for failures to comply with any of the foregoing that would not reasonably be expected to have a Material Adverse Effect.

(e)	Each of the Company and its Subsidiaries (i) is in compliance with all Laws relating to the operation of mail order and specialty pharmacies, the repackaging of drug products, and the dispensing of prescription drugs or controlled substances, (ii) is in compliance with all Laws relating to the labeling, packaging, advertising, or adulteration of prescription drugs or controlled substances, and (iii) to the Company’s Knowledge, is not subject to any revocation or suspension by any Governmental Entity for the matters described in the foregoing clauses (i) and (ii), except for such failures to comply or such sanctions described in the foregoing clauses (i) through (iii) that would not reasonably be expected to have a Material Adverse Effect.

(f)	Since the Applicable Date, Catamaran Insurance of Ohio, Inc. (the “Company Insurance Subsidiary”) has filed with the appropriate Governmental Entities, including U.S. state health and insurance regulatory authorities and any applicable U.S. federal regulatory authorities, all reports, statements, documents, registrations, filings or submissions required to be filed by it under applicable Law, except to the extent that the failure to file would not reasonably be expected to have a Material Adverse Effect. As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, to the Company’s Knowledge, each such registration, filing and submission complied in all material respects with Law, and all material deficiencies asserted in writing by any Governmental Entity with respect to such registrations, filings or submissions that have been resolved to the reasonable satisfaction of the Governmental Entity that noted such deficiencies or violations, except as would not reasonably be expected to have a Material Adverse Effect.

(g)	Since the Applicable Date, all policy forms and certificates for insurance policies or contracts issued by the Company Insurance Subsidiary (“Company Subsidiary Insurance Policies”) and all amendments, applications, endorsements and riders thereto, to the extent required by Law, have been approved by all applicable Governmental Entities or filed with and not objected to by such Governmental Entities within the period provided by Law for objection, subject, in each case, to such exceptions that would not reasonably be expected to have a Material Adverse Effect. The Company and the Company Insurance Subsidiary have, individually and in the aggregate, performed their obligations under the Company Subsidiary Insurance Policies, except as would not reasonably be expected to have a Material Adverse Effect.

(12)

Insurance Laws. Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company Insurance Subsidiary (including the business, marketing, operations, sales and issuances of Company Subsidiary Insurance Policies) is, and since the Applicable Date has been, in compliance with Law and (ii) the Company Insurance Subsidiary has not received any written communication since the Applicable Date through the date hereof from a Governmental Entity that alleges that the Company Insurance Subsidiary is not in compliance with any insurance Law. There is no pending or, to the Company’s Knowledge, threatened charge by any U.S. state insurance regulatory authority that the Company Insurance Subsidiary has allegedly violated, nor to the Company’s Knowledge is there any pending or threatened investigation or enforcement proceeding by any U.S. state insurance regulatory authority with respect to alleged violations by the Company Insurance Subsidiary of, any applicable insurance Laws, except where such charge, investigation or enforcement proceeding would not reasonably be expected to have a Material Adverse Effect. The Company Insurance Subsidiary has since the Applicable Date been duly authorized by the relevant U.S. state insurance regulatory authorities to issue the policies and/or contracts of insurance that it is currently writing and in the states in which it conducts its business, except where the failure to be so duly authorized would not reasonably be expected to have a Material Adverse Effect. None of the Company Insurance Subsidiaries is subject to any Order or decree of any insurance regulatory authority which would reasonably be expected to have a Material Adverse Effect.

(13)	Material Contracts and Government Contracts.

(a)	Except for this Agreement and except for the Contracts filed as exhibits to the Company Reports, as of the date of this Agreement, Section (13)(a) of the Company Disclosure Letter sets forth a true and complete list of the following Contracts to which the Company or its Subsidiaries is a party to or bound by as of the date of this Agreement:

(i)	any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the U.S. Securities Act or required to be disclosed pursuant to Item 404 of Regulation S-K under the U.S. Securities Act;

(ii)	any Contract that is reasonably likely to require annual payments from the Company and its Subsidiaries of more than $15 million (excluding any Contracts for the purchase of pharmaceutical drugs or other pharmaceutical products);

(iii)	any partnership, joint venture, long-term alliance or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company and its Subsidiaries (taken as a whole) or in which the Company or any of its Subsidiaries owns any equity interest valued at more than $10 million without regard to percentage voting or economic interest;

(iv)	any Contract (other than solely among direct or indirect wholly owned Subsidiaries of the Company) with respect to indebtedness for borrowed money or seller financing for real property or Intellectual Property Rights (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $25 million individually;

(v)	any Contract providing for “earn out” or other similar contingent payment obligations in excess of $10 million by the Company or any of its Subsidiaries to any Person in connection with the acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of any Person;

(vi)	any non-competition Contract or other Contract that (x) is material to the Company and its Subsidiaries (taken as a whole) or, to the extent such Contract is not so material, to the Company’s Knowledge, that purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after the Effective Time, the Parent or any of its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, in each case, to the extent related to pharmacy benefits management, in a manner materially adverse to the operations of the Company and its Subsidiaries (taken as a whole) (y) is material to the Company and its Subsidiaries (taken as a whole) and could reasonably be expected to require the disposition of any material assets or material line of business of the Company and its Subsidiaries (taken as a whole) or, after the Effective Time, of the Parent and its Subsidiaries or (z) is material to the Company and its Subsidiaries (taken as a whole) and grants “most favored nation” status that, following the Effective Time, would purport to apply to the Parent and its Subsidiaries, including the Company and its Subsidiaries, in each case, in a manner materially adverse to the operations of the Company and its Subsidiaries (taken as a whole);

(vii)	any Contract that is an Intellectual Property Contract;

(viii)	any Contract that grants any material right of first refusal or right of first offer or similar right or that limits or purports to limit in any material respect the ability of the Company or any of its Significant Subsidiaries to sell, transfer, pledge or otherwise dispose of any material assets or businesses of the Company and its Subsidiaries (taken as a whole);

(ix)	any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $10 million individually;

(x)	(A) excluding those set forth on Section (13)(a)(x)(A) of the Company Disclosure Letter, (B) the top 10 customer Contracts of the Company and its Subsidiaries (taken as a whole) (measured by the amount of aggregate gross profit by customer during the 12-month period ending on December 31, 2014) (such customers referred to in this subclause (B) being referred to as “Significant Customers”);

(xi)	the top five Contracts with network pharmacy providers and pharmacy services administrative organizations (“PSAO”) (measured by dollar volume of amounts paid by the Company and its Subsidiaries (taken as a whole) to providers or PSAO or PSAO-affiliated providers during the 12-month period ending on December 31, 2014);

(xii)	the most significant Contract with the Company’s and its Subsidiaries’ (taken as a whole) pharmaceutical manufacturers (or aggregators) concerning rebate and administrative fee arrangements and purchase discounts (measured by rebate/administrative fee and purchase discount revenue received by the Company and its Subsidiaries (taken as a whole) during the 12-month period ending on December 31, 2014); and

(xiii)	any Contract with any of the Company’s and its Subsidiaries’ (taken as a whole) top five pharmaceutical manufacturers relating to specialty pharmaceutical products (measured by dollar volume of purchases of the Company and/or its Subsidiaries, combined with any applicable service fees paid to the Company and/or its Subsidiaries thereunder during the 12-month period ending on December 31, 2014).

(each such Contract described in the foregoing clauses (i) through (xiii), together with all side letter exhibits, schedules or annexes to such Contract, is referred to herein as a “Material Contract”).

(b)	Each of the Material Contracts (and each of those Contracts which would be a Material Contract but for the exception of being filed as exhibits to the Company Reports) is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Company’s Knowledge and as of the date hereof, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not have or reasonably be expected to have a Material Adverse Effect or such Contracts that terminate or are terminated after the execution of this Agreement in accordance with their terms (other than as a result of a breach thereof by the Company or any of its Subsidiaries). There is no default under any such Contracts by the Company or any of its Subsidiaries, and to the Company’s Knowledge and as of the date hereof, any other party thereto, and no event has occurred since the Applicable Date that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, and to the Company’s Knowledge and as of the date hereof, any other party thereto, in each case except as would not reasonably be expected to have a Material Adverse Effect.

(c)	(i)	With respect to each Government Contract, except as would not reasonably be expected to have a Material Adverse Effect: (x) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract of the Company or any of its Subsidiaries since the Applicable Date were complete and correct in all material respects as of their effective date, and the Company and each of its Subsidiaries have complied since the Applicable Date in all material respects with all such representations and certifications; and (y) to the Company’s Knowledge, neither any Governmental Entity nor any prime contractor, subcontractor or other Person has since the Applicable Date notified the Company or any of its Subsidiaries that the Company or any such Subsidiary has breached or violated any material certification, representation, clause, provision or requirement pertaining to such Government Contract.

(ii)	Except as would not have or reasonably be expected to have a Material Adverse Effect: (x) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries nor any of their respective personnel is or has since the Applicable Date been under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract; (y) neither the Company nor any of its Subsidiaries has conducted or initiated since the Applicable Date any internal investigation or made a voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract; and (z) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of their respective officers or directors has since the Applicable Date been suspended or debarred from doing business with any Governmental Entity or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for any Governmental Entity contracting.

(14)	Real Property.

(a)	Except as would not reasonably be expected to have a Material Adverse Effect, with respect to the real property owned by the Company and its Subsidiaries (the “Owned Real Property”), (i) the Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Encumbrance and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(b)	With respect to the real property leased or subleased to the Company and its Subsidiaries, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries, and, to the Company’s Knowledge and as of the date hereof, any other party thereto, is in breach of or default under such lease or sublease, and no event has occurred since the Applicable Date which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries, and, to the Company’s Knowledge and as of the date hereof, any other party thereto, or permit termination, modification or acceleration by any third party thereunder, except, in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that would not reasonably be expected to have a Material Adverse Effect. The representations and warranties in this Section (14)(b) do not apply to matters relating to this Agreement or the transactions contemplated by this Agreement.

(c)	Section (14)(c) the Company Disclosure Letter contains a true and complete list as of the date hereof of all material Owned Real Property and sets forth a correct street address or such other information as is reasonably necessary to identify each parcel of Owned Real Property.

(d)	For purposes of this Section (14) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset but specifically excludes: (i) specified encumbrances described in Section (14)(d) of the Company Disclosure Letter, (ii) encumbrances for current Taxes or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings, (iii) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the Ordinary Course consistent with past practice relating to obligations as to which there is no default on the part of the Company, or the validity or amount of which is being contested in good faith by appropriate proceedings, (iv) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted, (v) easements, rights of way or other similar matters or restrictions or exclusions which would be shown by a current title report or other similar report, (vi) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection and (vii) zoning restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property.

(15)	Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 10 of Schedule D, no “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s or any of its Subsidiaries’ Organizational Documents is applicable to the Company, the Common Shares or the Transactions.

(16)	Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect: (i) the Company and its Subsidiaries have at all times since the Applicable Date complied in all material respects with all applicable Environmental Laws; (ii) no property (including soils, groundwater, surface water, buildings or other structures) currently or formerly owned, operated by the Company or any of its Subsidiaries has been contaminated since the Applicable Date with any Hazardous Substance in a manner that would reasonably be expected to result in material liability other than at sites for which existing reserves and/or indemnification will fully address all future costs; (iii) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property other than at sites for which existing reserves and/or indemnification recoveries will cover all future costs; (iv) since the Applicable Date, neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law; and (v) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity obligation or other agreement with any third party relating to liability or obligations relating to any Environmental Law.

(17)	Taxes.

(a)	The Company and each of its Subsidiaries: (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and, except as would not reasonably be expected to have a Material Adverse Effect, all such filed Tax Returns are complete and accurate; (ii) have paid all Taxes that are required to be paid (whether or not shown as due on such filed Tax Returns) or that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party, except in each case, where a failure to do so would not reasonably be expected to have a Material Adverse Effect; and (iii) have withheld from each payment made to any Person all material amounts of Taxes required to be withheld under applicable Law. Neither the Company nor any of its Subsidiaries has waived in writing any statute of limitations with respect to Taxes or agreed in writing to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect.

(b)	There are not pending, or threatened in writing, any audits, examinations, investigations, assessments, reassessments, appeals, or court proceedings with respect to a material amount of Taxes owing or claimed to be owed by the Company or any Subsidiary.

(c)	No closing agreements, private letter rulings, technical advance memoranda, advance Tax rulings, advance pricing agreements, or similar written agreements or rulings have been entered into or issued by any Governmental Entity with respect to Taxes of the Company or any Subsidiary in each case that could reasonably be expected to have a material effect on the Tax liability of the Company or any Subsidiary after the Effective Time.

(d)	The Company has made a valid election pursuant to subsection 261(3) of the Tax Act, which election has not been revoked, such that the Company reports its “Canadian tax results” in United States dollars for the purposes of the Tax Act.

(e)	There are no material Liens (other than Permitted Liens) on any of the assets of the Company or any Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax.

(f)	Other than income for which adequate Tax reserves are provided in accordance with GAAP on the Company Reports, neither the Company nor any of its Subsidiaries will be required to include in a taxable period ending after the Closing Date taxable income under Section 481 of the Code attributable to a change in method of accounting occurring prior to the Effective Time.

(g)	Except as would not reasonably be expected to have a Material Adverse Effect, each transaction that requires payments between or among the Company and any of its Subsidiaries is compliant with the transfer pricing rules, regulations and administrative guidance set forth by the taxing authorities of the jurisdictions in which the Company and any of its Subsidiaries that are parties to such transaction are resident for Tax purposes.

(h)	Neither the Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Code Section 6707A(c)(2) and Treasury Regulations Section 1.6011-4(b) or “reportable transactions” within the meaning of Section 237.3 of the Tax Act, in each case that has (i) taken place after January 1, 2011, or (ii) taken place before January 1, 2011, with respect to which the Company or its Subsidiaries has an unsatisfied reporting obligation under Code Section 6011 or Section 237.3 of the Tax Act.

(i)	Neither the Company nor any of its Subsidiaries: (i) has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) under subsection 160(1) of the Tax Act, Treasury Regulations Section 1.1502-6 or any similar provision of state, provincial, local or foreign Law, (ii) is a party to or bound by any written Tax sharing agreement or Tax allocation agreement (in each case allocating Tax liability among entities filing Tax Returns on a consolidated or other combined basis) or material Tax indemnity agreement (other than agreements with employees, agreements solely between the Company and/or its Subsidiaries, and agreements the principal subject matter of which is not Taxes), or (iii) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the past two years.

(j)	No written claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries has not filed Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, except where such claim would not reasonably be expected to have a Material Adverse Effect.

(k)	Each of the Subsidiaries of the Company is treated as a corporation for U.S. federal income tax purposes.

(18)	Intellectual Property.

(a)	Section (18)(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all material Registered IP and material unregistered Trademarks owned by the Company or any of its Subsidiaries, indicating for each registered item, as applicable, the registration or application number, the record owner, the date filed or issued and the applicable filing jurisdiction. Except as would not reasonably be expected to have a Material Adverse Effect all of the Registered IP is subsisting in all material respects, and is, to the Company’s Knowledge, valid and enforceable.

(b)	Except as would not reasonably be expected to have a Material Adverse Effect, (i) each of the Company and its Subsidiaries owns, or has sufficient rights to use, all Intellectual Property Rights and Information Technology used in its business as operated by it on the date of this Agreement (the “Company IP”), and (ii) all such owned Intellectual Property Rights and owned Information Technology are solely and exclusively owned by the Company or its Subsidiaries free and clear of any Liens (other than Permitted Liens).

(c)	The Company and its Subsidiaries have not since the Applicable Date, and do not, infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third party (except as would not reasonably be expected to have a Material Adverse Effect). Except as would not reasonably be expected to have a Material Adverse Effect, to the Company’s Knowledge and as of the date hereof, no third party is infringing, misappropriating or otherwise violating any Company IP owned by the Company or its Subsidiaries. There are no pending or, to the Company’s Knowledge, threatened in writing proceedings, Actions alleging that the operation of the business of the Company or its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, that would reasonably be expected to have a Material Adverse Effect.

(d)	Except as would not be reasonably expected to have a Material Adverse Effect, the Company and its Subsidiaries take commercially reasonable measures to protect (i) their respective interests in the Registered IP material to the business of the Company and its Subsidiaries and (ii) the confidentiality of all Trade Secrets owned by the Company and its Subsidiaries.

(e)	Except as would not be reasonably expected to have a Material Adverse Effect, (i) the Information Technology used in the Company’s and its Subsidiaries’ respective businesses operates and performs in all respects as required to permit the Company and its Subsidiaries to conduct their respective businesses as currently conducted, and (ii) such Information Technology has not experienced a material unplanned outage within the past 18 months.

(f)	Except as would not be reasonably expected to have a Material Adverse Effect, none of the Software owned by the Company or any of its Subsidiaries is distributed with any open source code or other Software in a manner that would, pursuant to the terms of the license governing such open source code or other Software, require either of the Company or any of its Subsidiaries to do any of the following: (i) disclose or distribute the Software owned by the Company or its Subsidiaries in source code form; (ii) authorize a licensee of the Software owned by either the Company or any of its Subsidiaries to make derivative works of such Software owned by the same; or (iii) distribute the Software owned by either the Company or any of its Subsidiaries at no cost to the recipient.

(g)

Except as would not be reasonably expected to have a Material Adverse Effect: (i) the Company and its Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology and procedures; (ii) the

Company and its Subsidiaries are not in default under their respective Contractual obligations regarding the privacy and security of the personally identifiable information in their respective possession or control; and (iii) to the Company’s Knowledge, during the past 18 months there has been no unauthorized access to (A) any customer, employee and other personally identifiable information held by the Company or any of its Subsidiaries or (B) any Information Technology used in the Company’s and its Subsidiaries’ respective businesses.

(19)	Insurance. All material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage and similar insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets sufficient to comply with applicable Law, except for any such failures to maintain insurance policies that would not reasonably be expected to have a Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that would not reasonably be expected to have a Material Adverse Effect.

(20)	No “Collateral Benefit”. To the Company’s Knowledge, as of the date hereof, no “related party” of the Company (within the meaning of Multilateral Instrument 61-101 – Protection of Minority Holders in Special Transactions (“MI 61-101”)) will receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the Transactions or will be a party to any “connected transaction” (within the meaning of MI 61-101) to any of the Transactions.

(21)	Customers. Since March 31, 2014 through the date of this Agreement, no Significant Customer has provided any written communication (including, for the avoidance of doubt, electronic transmittals) to the Company or any of its Subsidiaries stating that such Significant Customer will or intends to terminate its relationship with, or otherwise stop or materially reduce its purchases of products from, the Company and its Subsidiaries (taken as a whole).

(22)	Brokers and Finders. None of the Company, any of its Subsidiaries or any of their respective officers, directors or employees has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders’ fees in connection with the Transactions, other than Blackstone Advisory Partners L.P., whose fees shall be paid by the Company or a Subsidiary thereof.

(23)

Acknowledgement of No Other Representations or Warranties. Except for the representations and warranties contained in Schedule D, the Company acknowledges and agrees that none of the Parent, the Purchaser or any of their respective Subsidiaries or Affiliates, or their respective Representatives makes or has made any representation or warranty, either express or implied, concerning the Parent, the Purchaser or any of their respective Subsidiaries or any of their respective assets or properties or the transactions contemplated by this Agreement. The Company and its Representatives have received from the Parent, the Purchaser or their Representatives certain estimates, projections and other forecasts for the Parent and its Subsidiaries and certain estimates, plans and budget information. The Company acknowledges and agrees that there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; that the Parent makes no representations or warranties with respect thereto; that the Company is familiar with such uncertainties; and that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it or its Representatives.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

(1)	Organization, Good Standing and Qualification. Each of the Parent and the Purchaser is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Parent or the Purchaser to consummate the Transactions. The Parent has made available to the Company prior to the date of this Agreement complete and correct copies of its and the Purchaser’s Organizational Documents as amended as of the date of this Agreement, and each as so delivered is in full force and effect as of the date of this Agreement. Neither the Parent nor any of its Subsidiaries is in default of the performance, observance or fulfillment of any of the provisions of its Organizational Documents, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Parent or the Purchaser to consummate the Transactions.

(2)	Corporate Authority. Each of the Parent and the Purchaser has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject only to (i) approval of the Arrangement Resolution at the Company Meeting and (ii) approval by the Court (including, for the avoidance of doubt, receipt of the Interim Order and the Final Order). This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming the due authorization, execution and delivery by each of the other Parties hereto, constitutes a valid and binding agreement of the Parent and the Purchaser, enforceable against each of the Parent and the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(3)	Governmental Filings; No Violations; Etc.

(a)

Other than the approvals, filings and/or notices (i) pursuant to Article 2 of the Agreement, including the Interim Order and any approvals required thereunder, the Final Order and filings with the Registrar under the YBCA, (ii) the Competition Approvals, (iii) the ICA Approval, (iv) approvals, filings and/or notices under the Securities Laws and (v) under the Health Care Regulatory Approvals, no notices, reports or other filings are required to be made by the Parent and/or the Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Parent and/or the Purchaser from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Parent and the Purchaser and the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions or results from or is attributable to facts or circumstances relating to the Company or its Subsidiaries (such exception not including, for the avoidance of doubt, the fact that the Parent and the Purchaser are entering into a transaction pursuant to which the Common Shares are being acquired) or Laws or Contracts binding on the Company or its Subsidiaries.

(b)	The execution, delivery and performance of this Agreement by the Parent and the Purchaser does not, and the consummation by the Parent and the Purchaser of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the Organizational Documents of the Parent or the Organizational Documents of any of its Significant Subsidiaries (and the Purchaser) or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien (other than any Permitted Lien and other than any Lien resulting from or attributable to the actions or omissions taken by the Company or any of its Subsidiaries) on any of the assets of the Parent or any of its Subsidiaries (including the Purchaser) pursuant to any material Contracts binding upon the Parent or any of its Subsidiaries (including the Purchaser) or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section (3)(a) of this Schedule D, under any Law to which the Parent or any of its Subsidiaries (including the Purchaser) is subject, or (iii) any change in the rights or obligations of any party under any Contract binding upon the Parent or any of its Significant Subsidiaries, except, in the case of the foregoing clause (ii) or clause (iii), for any such breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions or results from or is attributable to facts or circumstances relating to the Company or its Subsidiaries (such exception not including, for the avoidance of doubt, the fact that the Parent and the Purchaser are entering into a transaction pursuant to which the Common Shares are being acquired).

(4)	Litigation and Liabilities. As of the date of this Agreement, there are no Actions or other proceedings pending, or, to the Parent’s knowledge, threatened against the Parent or the Purchaser, except for those made after the date hereof relating to this Agreement or the transactions contemplated by this Agreement or except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Parent and the Purchaser to consummate the Transactions.

(5)	Sufficient Funds. Collectively, the Parent and the Purchaser, as of the Effective Time, will have available to them, funds necessary for the payment to the Depositary of the aggregate Consideration payable pursuant to Section 2.10 of the Agreement.

(6)	Purchaser. As of the date hereof, the authorized capital of the Purchaser consists solely of an unlimited number of common shares, 100 of which are validly issued and outstanding. All of the issued and outstanding Common Shares of the Purchaser are, and immediately prior to the Effective Time will be, owned by the Parent or a direct or indirect wholly owned Subsidiary of the Parent. Purchaser was organized solely for the purpose of entering into this agreement and consummating the transactions contemplated by this Agreement and has not engaged in any activities or business, other than in connection with the transactions contemplated by this Agreement.

(7)	Ownership of Common Shares. None of the Parent, the Purchaser nor any of their respective Subsidiaries, Affiliates or other Person acting jointly or in concert with any of them beneficially owns (within the meaning of Section 13 of the U.S. Exchange Act and the rules and regulations promulgated thereunder or Subsections 1(5) and 1(6) and Sections 90 and 91 of the Securities Act (Ontario), as applicable), or will prior to the Closing Date beneficially own, any Common Shares or any securities that are convertible into or exchangeable or exercisable for Common Shares, or is a party, or will prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any Common Shares or any securities that are convertible into or exchangeable or exercisable for Common Shares, in each case, other than in connection with passive investments made in the Ordinary Course in their respective investment portfolios that, in the aggregate, do not exceed five percent of the capital stock of the Company.

(8)	No Collateral Benefit. As of the date hereof, to the knowledge of Parent and Purchaser, no “related party” of the Company (within the meaning of MI 61-101) will receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the Transactions, or is, or will be, a party to any “connected transaction” (within the meaning of MI 61-101) to any of the Transactions.

(9)	Brokers and Finders. None of the Parent, the Purchaser or any of their respective Subsidiaries, officers, directors or employees has employed any financial advisor, broker or finder (other than J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC whose fees shall be paid by the Parent or a Subsidiary thereof) or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders’ fees in connection with the Transactions.

(10)

Acknowledgement of No Other Representations or Warranties. Except for the representations and warranties contained in Schedule C, each of the Parent and the Purchaser acknowledges and agrees that none of the Company, its Subsidiaries or any of their respective Affiliates or their respective Representatives makes or has made any representation or warranty, either express or implied, concerning the Company or its Subsidiaries or any of their respective assets or properties or the transactions contemplated by this Agreement. The Parent and the Purchaser and their respective Representatives have received from the Company or its Representatives certain estimates, projections and other forecasts for the Company and its Subsidiaries and certain estimates, plans and budget information. Each of the Parent and the Purchaser acknowledges and agrees that there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; that the Company, its Subsidiaries or any of their respective Affiliates or their respective Representatives makes no representations or warranties with respect thereto; that Parent and the Purchaser are familiar with such uncertainties; and that Parent and Purchaser are each taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them or their Representatives.